ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2020

DATED AS OF MARCH 26, 2021

GENERAL MATTERS

The information contained in this Annual Information Form, unless otherwise indicated, is given as of December 31, 2020, with specific updates post-financial year end where specifically indicated. More current information may be available on our public website at www.osiskogr.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition, we generally maintain supporting materials on our website which may assist in reviewing (but are not to be considered part of) this Annual Information Form.

All capitalized terms used in this Annual Information Form and not defined herein have the meaning ascribed in the "Glossary of Terms" or elsewhere in this Annual Information Form.

Unless otherwise noted or the context otherwise indicates, the term "Osisko" refers to Osisko Gold Royalties Ltd and its subsidiaries.

For reporting purposes, Osisko presents its financial statements in Canadian dollars and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

Unless otherwise indicated herein, references to "$", "C$" or "Canadian dollars" are to Canadian dollars, and references to "US$" or "U.S. dollars" are to United States dollars. See "Exchange Rate Data". See also "Cautionary Statement Regarding Forward-Looking Statements".

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form may be deemed "forward looking information" and "forward-looking statements" within the meaning of applicable Canadian Securities Laws and the United States Private Securities Litigation Reform Act of 1995 (collectively, the "forward-looking statements"). All statements in this Annual Information Form, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management's expectations regarding Osisko's growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on gold, silver, diamonds, other commodities and currency markets are forward-looking statements. In addition, statements (including data in tables) relating to mineral reserves and mineral resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, any estimate of gold equivalent ounces to be received in 2021, the realization of the anticipated benefits deriving from Osisko's investments and transactions, the actual results of exploration and development activities and Osisko's ability to seize future opportunities. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; whether or not Osisko is determined to have "passive foreign investment company" status ("PFIC") as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; regulations and political or economic developments in any of the countries where properties in which Osisko holds royalties, streams or other interests are located or through which they are held; risks related to the operators of the properties in which Osisko holds royalties, streams or other interests; influence of macroeconomic developments; the unfavorable outcome of litigation relating to any of the properties in which Osisko holds a royalty, stream or other interests; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds royalties, streams or other interests; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds royalties, stream or other interests; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds royalties, streams or other interests; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds royalties, streams or other interests, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko's business, operations and financial condition and the integration of acquired assets. The forward-looking statements contained in this Annual Information Form are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation by the operators of the properties in which Osisko holds royalties, streams or other interests by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; the absence of material adverse change in the market price of the commodities that underlie the asset portfolio; Osisko's ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Osisko holds royalties, streams or other interests; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Although Osisko has attempted to identify important factors that could cause actual plans, actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual plans, results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Certain of the forward-looking statements and other information contained herein concerning the mining industry and Osisko's general expectations concerning the mining industry are based on estimates prepared by Osisko using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Osisko believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While Osisko is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

The readers are cautioned not to place undue reliance on forward-looking statements. Osisko undertakes no obligation to update any of the forward-looking statements in this Annual Information Form, except as required by law. Unless otherwise indicated, these statements are made as of the date of this Annual Information Form.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING
PREPARATION OF FINANCIAL INFORMATION

As a Canadian company, Osisko prepares its financial statements in accordance with IFRS. Consequently, all of the financial statements and financial information of Osisko is prepared in accordance with IFRS, which are materially different than financial statements and financial information prepared in accordance with U.S. generally accepted accounting principles.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING
THE USE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance Canadian reporting requirements, which are governed by Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects. As such, the information contained in this Annual Information Form concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission.

CAUTIONARY STATEMENT REGARDING THIRD PARTY INFORMATION

The disclosure in this Annual Information Form relating to the properties in which Osisko holds royalties, streams or other interests and the operations on such properties is based on information publicly disclosed by the owners or operators of these properties and information or data available in the public domain as at March 26, 2021 (except where stated otherwise), and none of this information or data has been independently verified by Osisko. As a holder of royalties, streams and other interests, Osisko generally has limited, if any, access to the properties included in or relating to its asset portfolio. Therefore, in preparing disclosure pertaining to the properties in which Osisko holds royalties, streams or other interests and the operations on such properties, Osisko is dependent on information publicly disclosed by the owners or operators of these properties and information or data available in the public domain and generally has limited or no ability to independently verify such information or data. Although Osisko has no knowledge that such information or data is incomplete or inaccurate, there can be no assurance that such third party information or data is complete or accurate. Additionally, some information or data publicly reported by the owners or operators may relate to a larger property than the area covered by the royalties, streams or other interests of Osisko. Sometimes, the royalties, streams or other interests of Osisko cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources or production of a property.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Osisko has included certain non-IFRS measures including "Adjusted Earnings" and "Adjusted Earnings per basic share" (which have no standard definition under IFRS) to supplement its consolidated financial statements, which are presented in accordance with IFRS. Osisko believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of Osisko. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and, therefore, they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For information regarding the non-IFRS financial measures used by Osisko, see "Non-IFRS Financial Performance Measures" in Osisko's management's discussion and analysis for the year ended December 31, 2020, which section is incorporated by reference herein. The financial statements and management's discussion and analysis of Osisko are available on SEDAR at www.sedar.com.

EXCHANGE RATE DATA

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the exchange rates provided by the Bank of Canada:

	Year Ended December 31
	2020	2019	2018
	($C)	($C)	($C)
High	1.4496	1.3600	1.3642
Low	1.2718	1.2988	1.2288
Average rate for period	1.3415	1.3269	1.2957
Rate at end of period	1.2732	1.2988	1.3642

On March 26, 2021, the exchange rate for one U.S. dollar expressed in Canadian dollars as reported by the Bank of Canada, was 1.2580.

GLOSSARY OF TERMS

In this Annual Information Form, the following capitalized words and terms shall have the following meanings:

"2019 Underwriters" means a syndicate of underwriters led by CIBC Capital Markets and BMO Capital Markets.

"2019 Underwriting Agreement" means the underwriting agreement dated June 25, 2019 between the 2019 Underwriters and Osisko.

"2021 NCIB Program" has the meaning ascribed under the heading "Description of Capital Structure - Renewal of Normal Course Issuer Bid".

"affiliate" has the meaning ascribed in the Securities Act (Québec), unless stated otherwise.

"Ag" is the chemical symbol for silver.

"Agnico" means Agnico Eagle Mines Limited.

"associate" has the meaning ascribed in the Securities Act (Québec), unless stated otherwise.

"Au" is the chemical symbol for gold.

"BAPE" means the Bureau des Audiences Publiques sur l'Environnement.

"Barkerville" means Barkerville Gold Mines Ltd.

"Barkerville Arrangement" has the meaning ascribed under the heading "General Development of Osisko's Business - Launch of Osisko Development Corp.".

"Barkerville Arrangement Effective Date" means November 21, 2019.

"Barkerville Options" means the options to purchase Barkerville Shares granted under the Barkerville stock option plan that were outstanding on the Barkerville Arrangement Effective Date.

"Barkerville Shares" means common shares in the capital of Barkerville.

"Bonanza Ledge Phase II Property" means the mineral property and high grade deposit located within the Cariboo Gold Project (in the Cariboo Gold District of British Columbia).

"Brucejack Stream" means OBL's interest in the 4.0% gold and silver stream on the Brucejack gold mine located in British Columbia, Canada, which was fully repurchased by Pretium Exploration on December 19, 2018 for proceeds of US$118.5 million ($159.4 million).

"Canadian Malartic Corporation" means Canadian Malartic Corporation (formerly Osisko Mining Corporation).

"Canadian Malartic Properties" means the properties that are subject to the Canadian Malartic Royalty.

"Canadian Malartic Report" has the meaning ascribed under "Schedule B - Technical Information Underlying the Canadian Malartic Property".

"Canadian Malartic Royalty" has the meaning ascribed under the heading "Material Mineral Project - The Canadian Malartic Royalty".

"Canadian Malartic Royalty Agreement" means the amended and restated net smelter return royalty agreement dated June 16, 2014 between Osisko and Canadian Malartic GP.

"Cariboo Gold Project" means the mineral property located in the historical Wells-Barkerville mining camp (also known as the Cariboo Gold District) of British Columbia and extending for approximately 60 km from northwest to southeast.

"Caterpillar" means Caterpillar Financial Services Limited.

"CDPQ" means Caisse de dépôt et placement du Québec.

"CIM" means the Canadian Institute of Mining, Metallurgy and Petroleum.

"Coulon Project" means the Coulon zinc project, a mineral exploration property located in northern Québec.

"CRA" means the Canada Revenue Agency.

"Credit Facility" means the revolving credit facility of $400 million with a syndicate of financial institutions with a maturity date of November 14, 2023, including an additional uncommitted accordion of up to $100 million for a total availability of up to $500 million.

"Cu" is the chemical symbol for copper.

"Dalradian" means Dalradian Resources Inc.

"Debentures" has the meaning ascribed under the heading "Description of Capital Structure - Debentures".

"Dividend Reinvestment Plan" means Osisko's dividend reinvestment plan.

"EDGAR" means the Electronic Data Gathering, Analysis and Retrieval system.

"Falco" means Falco Resources Ltd.

"Falco Convertible Loan" has the meaning ascribed under the heading "General Development of Osisko's Business - Falco Silver Stream".

"Falco Maturity Extension" has the meaning ascribed under the heading "General Development of Osisko's Business - Falco Silver Stream".

"Falco Secured Loan" has the meaning ascribed under the heading "General Development of Osisko's Business - Falco Silver Stream".

"Falco Shares" means common shares in the share capital of Falco.

"Falco Silver Stream" has the meaning ascribed under the heading "General Development of Osisko's Business - Falco Silver Stream".

"Falco Warrants" means common share purchase warrants of Falco.

"Fonds FTQ" means Fonds de solidarité des travailleurs du Québec (F.T.Q.).

"forward-looking statements" has the meaning ascribed under the heading "Cautionary Statement Regarding Forward-Looking Statements".

"GEOs" means gold equivalent ounces.

"Guerrero Properties" means the mineral exploration properties consisting of approximately 900,000 hectares located in the Guerrero Gold Belt in Guerrero, Mexico.

"g/t" means gram per tonne.

"ha" means hectare.

"Horne 5 Project" means Falco's development-stage project located in Rouyn-Noranda, Québec.

"IFRS" means International Financial Reporting Standards adopted by the International Accounting Standards Board, as updated and amended from time to time.

"IT" means information technology.

"James Bay Properties" means a group of 26 mineral exploration properties located in the James Bay area of Québec (excluding the Coulon Project).

"k" means thousand.

"kg" means kilogram.

"km" means kilometre.

"km²" means square kilometre.

"kV" means kilovolt.

"l" means litre.

"L" means Mine level (depth below surface in metres).

''LLCFZ'' means Larder Lake-Cadillac Fault Zone.

"Lydian" means Lydian International Limited.

"LOM" means life-of-mine.

"m" means metre.

"m²" means square metre.

"m3" means cubic metre.

"Mantos" means Mantos Copper S.A.

"Mantos Blancos Mine" means the Mantos Blancos copper mine located in northern Chile operated by Mantos.

"Mantos Stream Amendment Transaction" has the meaning ascribed under the heading "General Development of Osisko's Business - Silver Stream on Mantos Blancos Copper Mine".

"mineralization" means rock containing an undetermined amount of minerals or metals.

"mm" means millimetre.

"Mt" means million tonnes (metric tons).

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects (or Regulation 43-101 respecting Standards of Disclosure for Mineral Projects in the Province of Québec).

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations (or Regulation 51-102 respecting Continuous Disclosure Obligations in the Province of Québec).

"NI 52-110" means National Instrument 52-110 - Audit Committees (or Regulation 52-110 respecting Audit Committees in the Province of Québec).

"NSR" means net smelter return.

"NYSE" means the New York Stock Exchange.

"OBL" means Osisko Bermuda Limited, a wholly-owned subsidiary of Osisko.

"Odyssey Study" has the meaning ascribed under "Schedule B - Technical Information Underlying the Canadian Malartic Property".

"ODV Transaction" has the meaning ascribed under the heading "General Development of Osisko's Business - Launch of Osisko Development Corp.".

"Orion Acquisition Agreement" means the acquisition agreement dated June 4, 2017 among Osisko and the Orion Parties, including all schedules attached thereto.

"Orion Aggregate Purchase Price" has the meaning ascribed under the heading "General Development of Osisko's Business - Share Repurchase and Secondary Offering".

"Orion Parties" means, collectively, Orion Mine Finance (Master) Fund I LP, Orion Mine Finance (Master) Fund I-A LP, Orion Stream I, Orion Stream II, Orion Co-Investments IV LP, 8248567 Canada Limited and Lynx Metals Limited.

"Orion Secondary Offering" has the meaning ascribed under the heading "General Development of Osisko's Business - Share Repurchase and Secondary Offering".

"Orion Share Repurchase" has the meaning ascribed under the heading "General Development of Osisko's Business - Share Repurchase and Secondary Offering".

"Orion Stream I" means Orion Co-Investments I (Stream) LLC (now OBL).

"Orion Stream II" means Orion Co-Investments II (Stream) Limited (now OBL).

"Osisko" or "Corporation" means Osisko Gold Royalties Ltd.

"Osisko Board" means the board of directors of Osisko, as the same is constituted from time to time.

"Osisko Development" means Osisko Development Corp.

"Osisko DSUs" means Osisko's Deferred Share Units granted under the DSU Plan.

"Osisko DSU Plan" means Osisko's Deferred Share Unit Plan.

"Osisko Mining" means Osisko Mining Inc.

"Osisko Options" means the outstanding options to purchase Osisko Shares granted under Osisko Stock Option Plan or otherwise granted by Osisko.

"Osisko Preferred Shares" has the meaning ascribed under the heading "Description of Capital Structure - Osisko Preferred Shares".

"Osisko RSUs" means Osisko's Restricted Share Units granted under the Osisko RSU Plan.

"Osisko RSU Plan" means Osisko's Restricted Share Unit Plan.

"Osisko Shareholders" means the holders of Osisko Shares.

"Osisko Shares" means common shares in the share capital of Osisko.

"Osisko Stock Option Plan" means the stock option plan of Osisko.

"oz" means ounce.

"Pb" is the chemical symbol for lead.

"PEA" means preliminary economic assessment.

"PFIC" means "passive foreign investment company" status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended.

"Pretium" means, collectively, Pretium Exploration and Pretium Resources.

"Pretium Exploration" means Pretium Exploration Inc.

"Pretium Resources" means Pretium Resources Inc.

"QA/QC" means quality assurance and quality control.

"QBCA" means the Business Corporations Act (Québec) and the regulations made thereunder.

"qualified person" has the meaning ascribed in NI 43-101.

"Renard Diamond Mine" means the Renard diamond mine located in north-central Québec, which is held by SDCI.

"Renard Stream" means a 9.6% diamond stream on the Renard Diamond Mine.

"Renard Streamers" means Osisko along with CDPQ, Triple Flag Mining Finance Bermuda Ltd., Albion Exploration Fund, LLC and Washington State Investment Board.

"Replacement Osisko Options" means, collectively, the options to purchase Osisko Shares that were granted by Osisko on the Barkerville Arrangement Effective Date in exchange for Barkerville Options.

"Ressources Québec" means Ressources Québec inc., a wholly-owned subsidiary of Investissement Québec until its winding-up into Investissement Québec on December 31, 2019.

"ROM" means run-of-mine.

"San Antonio Gold Project" means the mineral property located in Sonora, Mexico.

"SDCI" means Stornoway Diamonds (Canada) Inc., the current holder of the Renard Diamond Mine.

"SEC" means the United States Securities and Exchange Commission.

"SEDAR" means the System for Electronic Document Analysis and Retrieval.

"SOX" means the Sarbanes-Oxley Act of 2002.

"Stornoway" means Stornoway Diamond Corporation or, if the context requires, SDCI.

"Stornoway Bridge Facility" has the meaning ascribed under the heading "General Development of Osisko's Business - Renard Stream".

"Stornoway Credit Bid Transaction" has the meaning ascribed under the heading "General Development of Osisko's Business - Renard Stream".

"Stornoway Bridge Lenders" has the meaning ascribed under the heading "General Development of Osisko's Business - Renard Stream".

"Stornoway Secured Creditors" has the meaning ascribed under the heading "General Development of Osisko's Business - Renard Stream".

"Subscription Receipts" has the meaning ascribed under the heading "General Development of Osisko's Business - Launch of Osisko Development Corp.".

"t" means tonne.

"Taseko" means Taseko Mines Limited.

"tpd" means tonnes per day.

"TSX" means the Toronto Stock Exchange.

"TSXV" means the TSX Venture Exchange.

"U.S. Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

"V" means volts.

"Victoria" means Victoria Gold Corp.

"Yamana" means Yamana Gold Inc.

"Zn" is the chemical symbol for zinc.

NI 43-101 Definitions

"Indicated Mineral Resource"

Refers to that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"Inferred Mineral Resource"

Refers to that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"Measured Mineral Resource"

Refers to that part of a Mineral Resource for which quantity grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

"Mineral Reserve"

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Mineral Reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit: probable Mineral Reserves and proven Mineral Reserves.

"Mineral Resource"

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

"Modifying Factors"

Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

"NI 43-101"

National Instrument 43-101 - Standards of Disclosure for Mineral Projects. An instrument developed by the Canadian Securities Administrators (an umbrella group of Canada's provincial and territorial securities regulators) that governs public disclosure by mining and mineral exploration issuers. The instrument establishes certain standards for all public disclosure of scientific and technical information concerning mineral projects.

"pre-feasibility study" and "feasibility study"

Refers to a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve. Feasibility studies have a greater degree of confidence associated with all aspects.

"preliminary assessment"

The term "preliminary assessment" or "preliminary economic assessment", commonly referred to as a scoping study, means a study that includes an economic analysis of the potential viability of Mineral Resources taken at an early stage of the project prior to the completion of a preliminary feasibility study.

"Probable Mineral Reserve"

Refers to an economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

"Proven Mineral Reserve"	A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

"qualified person"

Means an individual who (a) is an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member, as defined in NI 43-101.

The terms "Mineral Resource", "Measured Mineral Resource", "Modifying Factors", "Indicated Mineral Resource", "Inferred Mineral Resource", "Probable Mineral Reserve" and "Proven Mineral Reserve" used are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards.

Conversion Factors

To Convert From	To	Multiply By
Feet	Metres	0.305
Metres	Feet	3.281
Acres	Hectares	0.405
Hectares	Acres	2.471
Grams	Ounces (Troy)	0.03215
Grams/Tonnes	Ounces (Troy)/Short Ton	0.02917
Tonnes (metric)	Pounds	2,205
Tonnes (metric)	Short Tons	1.1023

CORPORATE STRUCTURE

Name, Address and Incorporation

Osisko was incorporated on April 29, 2014 under the name "Osisko Gold Royalties Ltd / Redevances Aurifères Osisko Ltée" pursuant to the QBCA, as a wholly-owned subsidiary of Osisko Mining Corporation (now Canadian Malartic Corporation). On January 1, 2017, Osisko and its wholly-owned subsidiary Osisko Exploration James Bay Inc. amalgamated under the name "Osisko Gold Royalties Ltd / Redevances Aurifères Osisko Ltée".

The Osisko Shares are listed on the TSX and on the NYSE under the symbol "OR".

Warrants of Osisko are listed on the TSX under the symbol OR.WT (exercise price: $36.50 / expiry date: March 5, 2022).

The Debentures are listed on the TSX under the symbol "OR.DB" (conversion price $22.89 per Osisko Share and conversion rate of 43.6872 Osisko Shares per $1,000 principal amount of Debentures).

As of the date of this Annual Information Form, Osisko is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. Osisko is also a reporting issuer in the United States.

Osisko's head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montreal, Québec H3B 2S2.

Intercorporate Relationships

As of December 31, 2020, Osisko's only material subsidiaries for the purposes of NI 51-102 were: (a) OBL, a wholly-owned subsidiary of Osisko; and (b) Barkerville, a wholly-owned subsidiary of Osisko Development. As of December 31, 2020, Osisko held an interest of 84.1% in Osisko Development. As of March 26, 2021, following several financings completed by Osisko Development in 2021, this holding was reduced to 75.07%.

DESCRIPTION OF BUSINESS

Description of the Business

Osisko is engaged in the business of acquiring and managing precious metal and other high-quality royalties, streams and similar interests. Osisko owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. Osisko's cornerstone asset is a 5% NSR royalty on the Canadian Malartic mine, located in Canada.

In November 2020, Osisko completed the spin out transaction of its mining assets and certain equity investments to Osisko Development, a newly created company engaged in the exploration, evaluation and development of mining projects in Canada and in Mexico. The common shares of Osisko Development began trading on the TSXV on December 2, 2020 under the symbol "ODV". Osisko Development's main asset is the Cariboo Gold Project in Canada. Osisko expects the advancement of the assets held by Osisko Development to be funded through the public markets such that Osisko's ownership in Osisko Development will be diluted as the assets are advanced. Osisko will also seek to promote a larger trading float for Osisko Development as opportunities arise, while aiming to maximize the value of its investment for shareholders of Osisko.

Business Model and Strategy

Osisko is a growth-oriented precious metal royalty and streaming company that is focused on maximizing returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties, streams and similar interests and by returning capital to its shareholders through a quarterly dividend payment.

Osisko's main focus is on high quality, long-life precious metals assets located in favourable jurisdictions and operated by established mining companies, as these assets provide the best risk/return profile. Osisko also evaluates and invests in opportunities in other commodities and jurisdictions. Given that a core aspect of Osisko's business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital.

Highlights - 2020

  Gold equivalent ounces (GEOs1 ) earned of 66,113, excluding 1,754 GEOs earned from the Renard diamond stream in the fourth quarter of 2020 (compared to 78,006 in 2019), above revised guidance;

  Record cash flows provided by operating activities of $108.0 million (compared to $91.6 million in 2019);

  Record revenues from royalties and streams of $156.6 million (compared to $140.1 million in 2019);

  Net earnings attributable to Osisko's shareholders of $16.9 million, $0.10 per basic share (compared to a net loss of $234.2 million, $1.55 per basic share in 2019);

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1  GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period. Refer to the "Portfolio of Royalty, Stream and Other Interests" section for average metal prices used.

  Adjusted earnings2  of $43.7 million, $0.29 per basic share (compared to $41.9 million, $0.28 per basic share in 2019);

  Completed the spin-out of mining assets and certain equity positions through a reverse take-over transaction and the creation of a North American gold development company, Osisko Development, which concurrently completed a $100.1 million bought deal financing;

  In December 2020, Osisko Development closed a brokered private placement for gross proceeds of $40.2 million, in January and February 2021, Osisko Development received additional proceeds aggregating $79.8 million from a non-brokered private placement and in March 2021, Osisko Development closed a bought deal private placement of flow-through shares and charity flow-through shares for aggregate gross proceeds of approximately $33.6 million;

  Closed a non-brokered private placement of $85.0 million with Investissement Québec;

  Improved its silver stream on the Gibraltar mine by investing $8.5 million to reduce the transfer price from US$2.75 per ounce of silver to nil;

  Commercial production was declared by the operator of the Eagle Gold mine on July 1, 2020, on which Osisko holds a 5% NSR royalty;

  Acquired the San Antonio gold project in Mexico for US$42.0 million, which was transferred to Osisko Development in November 2020;

  Acquired an additional 15% ownership in a Canadian precious metal royalty portfolio, including royalties on the Island Gold and Lamaque mines;

  Announced that the Renard diamond mine, operated by SDCI, restarted operations in September 2020;

  Strategic partnership with Regulus Resources Inc. which has agreed to grant Osisko an initial NSR royalty of 0.75%-1.5% on the Mina Volare claim of the AntaKori project and certain future royalty rights in exchange for an upfront cash payment of US$12.5 million ($16.6 million);

  Acquired for cancellation 429,722 Osisko Shares for $3.9 million (average acquisition cost of $9.15 per share); and

  Declared quarterly dividends totaling $0.20 per common share for 2020.

Highlights - Subsequent to December 31, 2020

  In February 2021, Agnico and Yamana announced that they have approved construction of the Odyssey underground mine project. The preliminary economic study shows a total of 7.29 million ounces of production (6.18 million tonnes at 2.07 g/t gold indicated resources and 75.9 million tonnes at 2.82 g/t gold inferred resources). Underground mine production is planned to start in 2023 and is expected to ramp up to an average of 545,400 gold ounces per year from 2029 to 2039;

  In February 2021, Osisko repaid a $50.0 million convertible debenture and drew its credit facility by the same amount; and

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2  "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of Osisko's Management's Discussion and Analysis for the year ended December 31, 2020.

  Declared a quarterly dividend of $0.05 per common share payable on April 15, 2021 to shareholders of record as of the close of business on March 31, 2021.

Cornerstone Asset : Canadian Malartic Royalty (5% NSR)

Osisko's cornerstone asset is the Canadian Malartic Royalty (5.0% NSR) on the Canadian Malartic open pit mine located in Malartic, Québec and operated by Agnico and Yamana. Canadian Malartic is Canada's largest producing gold mine.

In 2020, Agnico and Yamana produced 568,634 ounces of gold, which is nearly 10,000 ounces higher than guidance provided in April 2020. Production in 2020 was impacted by COVID-19 related restrictions on mining in Québec.

The operation processed a record 62,000 tonnes per day during the fourth quarter of 2020. Mining is transitioning from the Canadian Malartic pit to the Barnat pit, which is now in commercial production, and 70% of the total tonnes mined in 2021 are expected to come from the higher grade Barnat pit.

On January 25, 2021, Yamana reported production guidance of 700,000 ounces of gold at Canadian Malartic for the year 2021

Odyssey Underground Mine Project

On February 11, 2021, Agnico and Yamana announced that, following the completion of an internal technical study in late 2020, Canadian Malartic GP has approved construction of a new underground mining complex.

In addition to the open pit at Canadian Malartic, the asset hosts the recently discovered "Odyssey underground" project which is contained within three main underground-mineralized zones: East Gouldie, East Malartic and Odyssey, the latter of which is sub-divided into the Odyssey North, Odyssey South and Odyssey Internal zones.

On March 25, 2021, Agnico filed the Canadian Malartic Report to present and support the results of an updated mineral resource and mineral reserve estimates, summarize the current open pit mining operation and disclose the results of a PEA for the underground Odyssey project.

Osisko holds a 5% NSR royalty on East Gouldie, Odyssey South and the western half of East Malartic and a 3% NSR royalty on Odyssey North and the eastern half of East Malartic, which are located adjacent to the Canadian Malartic mine. Osisko also holds a C$0.40/tonne processing royalty on any ore from outside its royalty boundaries processed through the Canadian Malartic mill, potentially adding further regional exploration upside.

For further details, see Schedule "B" entitled "Technical Information underlying the Canadian Malartic Property".

Summary of Principal Royalties, Streams and Other Interests

As of March 26, 2021, 2021, Osisko owned a portfolio of 143 royalties, 10 streams and 4 offtakes assets3 , as well as 36 royalty options.

Currently, Osisko has 17 producing assets.

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3  Including five (5) royalties and one (1) stream which are not presented in Osisko's financial statements as Osisko consolidates the assets of its subsidiaries, and therefore intercompany transactions with subsidiaries are cancelled on consolidation.

Producing assets

Asset	Operator	Interest	Commodity	Jurisdiction

North America
Canadian Malartic	Agnico and Yamana	5% NSR royalty	Au, Ag	Canada
Éléonore	Newmont Corporation	2.2-3.5% NSR royalty	Au	Canada
Eagle Gold(i)	Victoria	5% NSR royalty	Au	Canada
Renard(ii)	SDCI	9.6% stream	Diamonds	Canada
Gibraltar	Taseko	75% stream	Ag	Canada
Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada
Island Gold(iii)	Alamos Gold Inc.	1.38-3% NSR royalty	Au	Canada
Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% GSR royalty(viii)	Au	USA
Pan	Fiore Gold Ltd.	4% NSR royalty	Au	USA
Parral	GoGold Resources Inc.	100% offtake	Au, Ag	Mexico
Lamaque South(iii)	Eldorado Gold Corporation	1% NSR royalty	Au	Canada
Outside of North America
Mantos Blancos	Mantos Copper Holding SpA	100% stream	Ag	Chile
Sasa	Central Asia Metals plc	100% stream	Ag	Macedonia
Kwale	Base Resources Limited	1.5% GRR(iv)	Rutile, Ilmenite, Zircon	Kenya
Brauna	Lipari Mineração Ltda	1% GRR(iv)	Diamonds	Brazil
Matilda	Blackham Resources Limited	1.65% stream	Au	Australia
Fruta del Norte	Lundin Gold Inc.	0.1% NSR royalty	Au	Ecuador

Key development / exploration and evaluation assets (v)

Asset	Operator	Interest	Commodities	Jurisdiction

Altar	Aldebaran and Sibanye-Stillwater	1% NSR royalty	Cu, Au	Argentina
Arctic	South 32 / Trilogy Metals Inc.	1% NSR royalty	Cu	USA
Amulsar(vi)	Lydian Canada Ventures Corporation	4.22% Au / 62.5% Ag stream	Au, Ag	Armenia
Amulsar	Lydian Canada Ventures Corporation	81.9% offtake	Au	Armenia
Back Forty	Aquila Resources Inc.	18.5% Au / 85% Ag streams	Au, Ag	USA
Canadian Malartic Underground	Agnico and Yamana	3.0 - 5.0% NSR royalty	Au	Canada
Cariboo(v)	Osisko Development	5% NSR royalty	Au	Canada
Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada
Cerro del Gallo	Argonaut Gold Inc.	3% NSR royalty	Au, Ag, Cu	Mexico
Copperwood	Highland Copper Company Inc.	3% NSR royalty(vii)	Ag, Cu	USA
Ermitaño	First Majestic Silver Corp.	2% NSR royalty	Au, Ag	Mexico
Hammond Reef	Agnico	2% NSR royalty	Au	Canada
Hermosa	South 32 Limited	1% NSR royalty	Zn, Pb, Ag	USA
Horne 5	Falco	90%-100% stream	Ag	Canada
Ollachea	Kuri Kullu / Minera IRL	1% NSR royalty	Au	Peru
San Antonio(v)	Osisko Development	15% Au & Ag stream	Au, Ag	Mexico
Santana	Minera Alamos Inc.	3% NSR royalty	Au	Mexico

Asset	Operator	Interest	Commodities	Jurisdiction
Spring Valley	Waterton Global Resource Management	0.5% NSR royalty	Au	USA
Upper Beaver	Agnico	2% NSR royalty	Au, Cu	Canada
Wharekirauponga (WKP)	OceanaGold Corporation	2% NSR royalty	Au	New Zealand
Windfall Lake	Osisko Mining	2.0 - 3.0% NSR royalty	Au	Canada

(i) The Eagle Gold mine poured its first gold bar in September 2019 and Osisko received its first royalty in October 2019. The operator declared commercial production at the Eagle Gold mine on July 1, 2020.

(ii) Osisko became a 35.1% shareholder of the private entity holding the Renard diamond mine on November 1, 2019 (refer to section "General Development of Osisko's Business - Renard Stream"). In April 2020, the mine was placed on care and maintenance, given the structural challenges affecting the diamond market sales as well as the depressed prices for diamonds due to COVID-19. In September 2020, the mine restarted its operations.

(iii) In August 2020, Osisko acquired the remaining 15% ownership that it did not already own on the Island Gold and Lamaque mines royalties.

(iv) Gross revenue royalty ("GRR").

(v) The 5% NSR royalty on the Cariboo gold project and the 15% gold and silver stream on the San Antonio gold project held by Osisko are not presented in Osisko's financial statements as Osisko consolidates the assets of Osisko Development.

(vi) As at December 31, 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, a credit bid was completed and Osisko became a 36.2% shareholder of Lydian Canada Ventures Corporation, which is the private entity now holding the Amulsar project in Armenia.

(vii) 3.0% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper Company Inc. will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's royalty on Copperwood will be reduced to 1.5%.

(viii)Gross smelter royalty ("GSR").

Main Producing Assets

Geographical Distribution of Assets

Equity Investments

Osisko's assets include a portfolio of shares, mainly of publicly traded exploration and development mining companies. Osisko invests from time to time in companies where it holds a royalty, stream or similar interest and in various companies within the mining industry for investment purposes and with the objective of improving its ability to acquire royalties, streams or similar interests. In addition to investment objectives, in some cases, Osisko may decide to take a more active role, including providing management personnel and/or administrative support, as well as nominating individuals to the investee's board of directors.

Main Investments

The following table presents the main investments of Osisko in marketable securities as at December 31, 2020:

Investment	Company holding the investment	Number of Shares Held	Ownership
			%
Osisko Mining Inc.	Osisko	50,023,569	14.5
Osisko Metals Incorporated	Osisko	31,127,397	17.4
Falco	Osisko Development (i)	41,385,240	18.2

(i) This investment is held by Barkerville Gold Mines Ltd, a wholly-owned subsidiary of Osisko Development.

Sustainability Activities

Osisko views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders.

Osisko focuses on the following key areas:

• Promoting the mining industry and its benefits to society;

• Maintaining strong relationships with the federal government and the provincial, municipal and first nations governments;

• Supporting the economic development of regions where Osisko operates (directly or indirectly through its interests);

• Supporting university education in mining fields and employee development;

• Promoting diversity throughout the organization and the mining industry; and

• Encouraging partner companies to adhere to the same areas of focus in sustainability.

Human Resources

As of December 31, 2020, Osisko had 31 employees and 2 employees of OBL.

Osisko has a succession plan in order to mitigate the risk of being dependent on key management. From time to time, Osisko may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business.

Outlook

Osisko's 2021 outlook on royalty, stream and offtake interests is largely based on publicly available forecasts from its operating partners. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate.

GEOs and cash margin by interest, excluding the Renard stream, are estimated as follows for 2021:

	Low	High	Cash margin
	(GEOs)	(GEOs)	(%)

Royalty interests	59,750	62,800	100
Stream interests	17,400	18,250	87
Offtake interests	850	950	3
	78,000	82,000	97*
* Excluding the offtake interests

For the 2021 guidance, silver and cash royalties have been converted to GEOs using commodity prices of US$1,800 per ounce of gold, US$25 per ounce of silver and an exchange rate (US$/C$) of 1.28. Any GEOs (and the related cash margin) from the Renard diamond stream were excluded from the outlook above. For 2021, GEOs from the Renard diamonds stream are estimated at 8,126; however, Osisko has committed to reinvest the net proceeds from the stream through the bridge loan facility provided to the operator.

Material Mineral Project

Osisko considers that the Canadian Malartic Royalty is currently its only material mineral project for the purposes of NI 43-101.

GENERAL DEVELOPMENT OF OSISKO'S BUSINESS

The following is a description of the events that have influenced the general development of Osisko's business over the last three (3) completed financial years.

Board and Senior Management Appointments

In January, 2021, Osisko announced the appointment of Ms. Candace MacGibbon to the Osisko Board and the appointment of Ms. Heather Taylor as Vice President, Investor Relations.

On November 25, 2020, Mr. Sandeep Singh (who was appointed as President of Osisko on December 31, 2019) became the President, Chief Executive Officer of Osisko and a member of the Osisko Board and Mr. Sean Roosen was appointed as Executive Chair of the Osisko Board, transitioning from his role as Chief Executive Officer of Osisko to Chief Executive Officer of Osisko Development.

On April 6, 2020, Osisko announced the appointment of The Hon. John Baird to the Osisko Board and on February 20, 2020, Osisko appointed Mr. Frédéric Ruel as Chief Financial Officer and Vice President, Finance and Mr. Iain Farmer as Vice President, Corporate Development.

Launch of Osisko Development Corp.

On September 6, 2018, Osisko increased its existing royalty on the Cariboo Gold Project located in British Columbia, Canada, to a total of 4% NSR through the acquisition of a 1.75% NSR royalty for a consideration of $20 million. Osisko was also granted the option to acquire an additional 1% NSR royalty for an additional consideration of $13 million.

On November 21, 2019, Osisko acquired all of the issued and outstanding common shares of Barkerville that it did not own by way of a court approved plan of arrangement pursuant to which each shareholder of Barkerville (excluding Osisko) received 0.0357 of an Osisko Share for each share of Barkerville held.

On November 25, 2020, Osisko transferred to Barolo several mining properties (or securities of the entities that directly or indirectly own such mining properties), and a portfolio of marketable securities valued at approximately $116 million, in exchange for Barolo Shares, resulting in a "reverse take-over" of Barolo under the policies of the TSXV (the "ODV Transaction").

In connection with the ODV Transaction, the following mining properties were transferred (directly or indirectly) to Osisko Development: (a) the Cariboo Gold Project; (b) the San Antonio Gold Project; (c) the Bonanza Ledge Phase II Property; (d) the Coulon Project; (e) the James Bay Properties; and (f) the Guerrero Properties. As part of the Osisko Development Transaction, Osisko exercised its royalty option on the Cariboo Gold Project and increased its existing royalty to 5% NSR.

Following the ODV Transaction, Osisko retains the following royalty or stream interests in the assets of Osisko Development: (a) a 5% NSR royalty on the Cariboo Gold Project and Bonanza Ledge Phase II Property; (b) a 15% gold and silver stream (with ongoing per-ounce payments equal to 15% of the prevailing price of gold and silver, as applicable) on the San Antonio Gold Project; and (c) 3% NSR royalties on the James Bay Properties, Coulon Property and Guerrero Properties. Osisko was also granted a right of first refusal on all future royalties and streams to be offered by Osisko Development, a right to participate in buybacks of existing royalties held by Osisko Development and other rights customary with a transaction of this nature.

The Cariboo Gold Project is advancing through permitting as a 4,750 tonne per day underground operation with a feasibility study on track for completion in 2021, permits expected in 2022, followed by a short construction period given the significant infrastructure already at site (including a functioning mill that was operated in 2018). The Cariboo Gold Project has current resources totaling 3.2 million ounces in the measured and indicated resource category and 2.7 million ounces in the inferred resource category on a brownfield site in British Columbia, Canada.

The San Antonio Gold Project is a past producing mine that went into receivership as an oxide copper mine. The gold potential of the asset has never been properly evaluated, and Osisko Development will focus on amending existing permits to transition the mine production to a gold heap leach operation. There is also significant exploration potential to expand both oxide and sulphide resources. Recent metallurgical testing has shown that the sulphide resources are highly-amenable to heap leaching.

As part of the ODV Transaction, a "bought deal" private placement was conducted through the issuance of 13,350,000 subscription receipts (the "Subscription Receipts"), at a subscription price of $7.50 per Subscription Receipt, for gross proceeds of $100 million. Each Subscription Receipt entitled the holder thereof to receive (after giving effect to a 60:1 share consolidation) one (1) Osisko Development Share and one-half-of-one Osisko Development Warrant. Each Osisko Development Warrant entitles the holder thereof to purchase one (1) Osisko Development Share at a price of $10.00 for a 36 month period following the closing of the ODV Transaction.

On December 2, 2020, the Osisko Development Shares began trading under the ticker symbol "ODV" on the TSXV.

Acquisition of an Additional 15% Ownership in a Canadian Precious Metal Royalty Portfolio

On August 12, 2020, Osisko announced its acquisition of the outstanding 15% ownership in a portfolio of Canadian precious metals royalties held by CDPQ for cash consideration of $12.5 million. This 15% interest represented the remaining portion of the portfolio of royalties purchased by Osisko from Teck Resources Ltd. in October 2015.

Gibraltar Silver Stream

On April 29, 2020, Osisko and Taseko amended the silver stream with respect to the Gibraltar copper mine located in British Columbia, Canada by reducing the price paid by Osisko for each ounce of refined silver from US $2.75 to nil in exchange for cash consideration of $8.5 million to Taseko.

Eagle Gold Project

On April 16, 2018, Osisko announced the completion of a $148 million financing transaction with Victoria pursuant to which Osisko acquired a 5% NSR royalty for $98 million on the Dublin Gulch property which hosts the Eagle Project located in Yukon, Canada. As part of the transaction, Osisko also purchased on a private placement basis, 100,000,000 common shares of Victoria at a price of $0.50 per common share, for total financing by Osisko of $148 million. The 5% NSR royalty is on all metals and minerals produced from the Dublin Gulch property until an aggregate of 97,500 ounces of refined gold have been delivered to Osisko, and a 3% NSR royalty thereafter. A first tranche of $49 million was advanced as of April 16, 2018 and the second tranche of $49 million was funded pro rata to drawdowns under the subordinated debt component of the Orion debt facilities. Commercial production was declared by the operator of the Eagle gold mine on July 1, 2020.

Silver Stream on Mantos Blancos Copper Mine

On September 3, 2019, Osisko announced that OBL entered into a definitive agreement with Mantos to enhance its existing silver purchase agreement (the "Mantos Stream Amendment Transaction") with respect to 100% of the silver produced from the Mantos Blancos Mine located in Chile, pursuant to which OBL agreed to provide an additional deposit of US$25 million to Mantos in exchange for certain amendments to the existing silver purchase agreement, including: (a) reduction of the ongoing transfer price payment per ounce from 25% to 8% of the spot silver price on the date of delivery; and (b) increase in the tail stream from 30% to 40% of payable silver after 19.3 million ounces of refined silver have been delivered. Mantos's right to buy back 50% of the silver stream was also terminated.

Private Placement with Investissement Québec of $85M

On April 1, 2020, Osisko announced the closing of a private placement with Investissement Québec of 7,727,273 Osisko Shares at a premium price of $11.00 per share for total gross proceeds of $85,000,003.

Share Repurchase and Secondary Offering

On June 25, 2019, Osisko announced that Betelgeuse LLC ("Orion"), a jointly owned subsidiary of certain investment funds managed by Orion Resource Partners, entered into an underwriting agreement pursuant to which the 2019 Underwriters agreed to purchase, on a bought deal basis, an aggregate of 7,850,000 Osisko Shares held by Orion at an offering price of $14.10 per Osisko Share for total gross proceeds to Orion of $110,685,000 (the "Orion Secondary Offering"). On July 11, 2019, the Orion Secondary Offering closed. On July 18, 2019, the 2019 Underwriters purchased an additional 1,177,500 Osisko Shares held by Orion following the exercise in full of their option to purchase additional shares.

In a concurrent transaction, Osisko agreed to purchase for cancellation an aggregate of 12,385,717 Osisko Shares from Orion at $14.10 per Osisko Share, for an aggregate purchase price paid by Osisko to Orion (the "Orion Share Repurchase") of approximately $174.6 million (the "Orion Aggregate Purchase Price"). Osisko sold to separate entities managed by Orion Resource Partners all of the shares of Victoria and Dalradian held by Osisko. The Orion Aggregate Purchase Price was satisfied by cash in the amount of $129.5 million as well as the direct transfer of certain other equity securities of exploration and development companies held by Osisko. On June 28, 2019, a first tranche of the Orion Share Repurchase closed for 7,319,499 Osisko Shares. On July 15, 2019, the second and final tranche of the Orion Share Repurchase closed for 5,066,218 Osisko Shares. In a concurrent transaction, Osisko disposed of all of the common shares of Victoria then held by Osisko to another entity managed by Orion Resource Partners for cash consideration of $71.4 million.

Brucejack Stream and Brucejack Offtake Agreement

On September 16, 2019, Osisko announced that OBL had entered into an agreement with Pretium Exploration, a subsidiary of Pretium Resources, in regards to the sale of OBL's interest in the Brucejack gold offtake agreement for a cash purchase price of US$41.3 million. On September 30, 2019, Pretium made a payment of US$31.2 million to OBL and the remainder of the purchase price was paid on November 29, 2019.

On December 19, 2018, Osisko announced the receipt of proceeds of US$118.5 million ($159.4 million) from Pretium Exploration in regards to the exercise of its option to fully repurchase OBL's interest in the Brucejack Stream.

Renard Stream

Pursuant to the Stornoway Stream Agreement, the Renard Streamers hold a 20% interest (9.6% stream attributable to Osisko) in all diamonds produced from the Renard Diamond Mine for the life of mine. Upon the completion of a sale of diamonds, the Renard Streamers will remit to Stornoway a cash transfer payment which shall be the lesser of 40% of achieved sales price and US$40 per carat. On October 2, 2018, the Renard Streamers paid Stornoway the U.S. dollar equivalent of $45 million in cash ($21.6 million attributable to Osisko) as an additional up-front deposit.

On June 11, 2019, Osisko and certain secured lenders provided to Stornoway a senior-secured bridge credit facility (the "Stornoway Bridge Facility") and agreed to advance an amount equivalent to the stream net proceeds payable under the Stornoway Stream Agreement, up to an estimated amount of $5.9 million ($2.8 million attributable to Osisko). The Stornoway Bridge Facility is secured by a first-ranking security interest over all present and future assets and property of Stornoway.

On September 9, 2019, Osisko announced the execution of a letter of intent with Stornoway and other secured creditors under the Stornoway Bridge Facility (collectively the "Stornoway Secured Creditors"), pursuant to which Osisko and the Stornoway Secured Creditors agreed to form an entity to acquire, by way of a credit bid transaction, all or substantially all of the assets and properties of Stornoway, and assume the debts and liabilities owing to the Stornoway Secured Creditors as well as the ongoing obligations relating to the operation of the Renard Diamond Mine, subject to certain limited exceptions (the "Stornoway Credit Bid Transaction"). Osisko and certain of the Stornoway Secured Creditors also entered into a working capital facility agreement with Stornoway providing for a working capital facility in an initial amount of $20 million (approximately $7 million attributable to Osisko), which facility is secured by a priority charge over the assets of Stornoway and can be increased for additional amounts at the option of the Stornoway Secured Creditors.

The Stornoway Credit Bid Transaction closed on November 1, 2019 and Osisko became a 35.1% shareholder of 11272420 Canada Inc., who holds a 100% interest in SDCI, the company holding the Renard Diamond Mine. Pursuant to the Stornoway Credit Bid Transaction, Osisko maintained its 9.6% diamond stream and will continue to receive stream deliveries, and agreed to reinvest its proceeds from the stream for a period of one (1) year following closing of the Stornoway Credit Bid Transaction.

As at March 31, 2020. Osisko recorded an impairment charge of $26.3 million ($19.3 million, net of income taxes) on the Renard diamond stream.

On September 14, 2020, Osisko announced that the shareholders of Stornoway have committed to reinvest up to $30M (up to $7.5M for Osisko, of which $6.0M was drawn as of December 31, 2020) in a senior secured working capital facility. As part of the new commitment, the shareholders and streamers have agreed to continue deferring payments on their respective instruments until April 2022. Payments can be made prior to this date if the financial situation of Stornoway allows it.

Falco Silver Stream

On February 22, 2019, Osisko closed $10 million senior secured loan (the "Falco Secured Loan") with Falco. The Falco Secured Loan had an initial maturity date of December 31, 2019.

On February 27, 2019, Osisko entered into a senior secured silver stream facility with Falco pursuant to which Osisko agreed to commit up to $180 million through a silver stream toward the funding of the development of the Horne 5 Project, including an optional payment of $40 million at the sole discretion of Osisko to increase stream percentage from 90% to 100% (the "Falco Silver Stream"). Under the terms of the Falco Silver Stream, Osisko will purchase up to 100% of the refined silver from the Horne 5 Project and Osisko will pay Falco ongoing payments equal to 20% of the spot price of silver on the day of delivery, subject to a maximum payment of US$6 per silver ounce. The Falco Silver Stream is secured by the assets of Falco. This transaction included the repayment of a $10 million loan originally made in May 2016 to Falco (as amended from time to time).

On November 22, 2019, the Falco Secured Loan was amended, increasing the principal amount by $5.9 million to $15.9 million and the maturity date was extended to December 31, 2020.

On January 31, 2020, Falco and Osisko executed an amendment agreement to the Falco Silver Stream, whereby Osisko agreed to postpone by one (1) year each of the deadlines granted to Falco to achieve milestones set as a condition precedent to Osisko funding the stream deposit and certain other deadlines.

On November 17, 2020, Osisko entered into an agreement with Falco in order to extend the maturity date of the Falco Secured Loan from December 31, 2020 to December 31, 2022 (the "Falco Maturity Extension"). In consideration for the Falco Maturity Extension, the Falco Secured Loan was amended to become convertible (the "Falco Convertible Loan") after the first anniversary of the closing date into Falco Shares at a conversion price of $0.55 per Falco Share. The Falco Convertible Loan bears interest at a rate of 7.0% per annum, compounded quarterly, and will continue to be secured by a hypothec on certain assets of Falco. In consideration for the Falco Maturity Extension, Falco issued to Osisko 10,664,324 Falco Warrants, each exercisable for one Falco Share at an exercise price of $0.69 up to 24 months from the date of issuance of the Falco Warrants.

Lydian International Limited

Osisko, through OBL, owns a 4.22% gold stream and 62.5% silver stream on the Amulsar project, owned by Lydian Canada Ventures Corporation and located in southern Armenia. On December 23, 2019, Osisko was informed that Lydian and its direct and indirect wholly owned subsidiaries, Lydian Canada Ventures Corporation and Lydian U.K. Corporation Limited, have obtained an initial order as a result of the ongoing unlawful activities against Lydian's Amulsar project in Armenia.

On July 6, 2020, Lydian completed a plan of arrangement with its secured creditors, including Osisko, as part of its corporate restructuring and winding up. As a result thereof, Osisko became a 23.4% shareholder of Lydian Canada Ventures Corporation, which is the private entity now holding the Amulsar project and an associate of Osisko.

Significant Acquisitions

Osisko has not completed any significant acquisition during its most recently completed financial year and for which disclosure is required under Part 8 of NI 51-102.

RISK FACTORS

In evaluating Osisko and its business, the readers should carefully consider the risk factors which follow. These risk factors may not be a definitive list of all risk factors associated with an investment in Osisko or in connection with the business and operations of Osisko.

Commodity Price Risks

Changes in the market price of the commodities underlying Osisko's interests may affect the profitability of Osisko and the revenue generated therefrom

The revenue derived by Osisko from its portfolio of royalties, streams and other interests and investments might be significantly affected by changes in the market price of the commodities underlying its agreements. Commodity prices, including those to which Osisko is exposed, fluctuate on a daily basis and are affected by numerous factors beyond the control of Osisko, including levels of supply and demand, industrial development levels, inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical factors. All commodities, by their nature, are subject to wide price fluctuations and future material price declines could result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or other interests applicable to one or more relevant commodities. Moreover, the broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on Osisko's profitability, results of operations and financial condition.

Hedging Risk

Osisko has a foreign exchange hedging policy and may consider adopting a precious metal policy that permits hedging its foreign exchange and precious metal price exposures to reduce the risks associated with currency and precious metal price fluctuations. Hedging involves certain inherent risks including: (a) credit risk - the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with Osisko or adversely affect the financial and other terms the counterparty is able to offer Osisko; (b) market liquidity risk - the risk that Osisko has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (c) unrealized fair value adjustment risk - the risk that, in respect of certain hedging products, an adverse change in market prices for commodities, currencies or interest rates will result in Osisko incurring losses in respect of such hedging products as a result of the hedging products being out-of-the money on their settlement dates. There is no assurance that a hedging policy designed to reduce the risks associated with foreign exchange/currency or precious metal price fluctuations would be successful. Although hedging may protect Osisko from adverse changes in foreign exchange/currency or precious metal price fluctuations, it may also prevent Osisko from fully benefitting from positive changes.

Third Party Operator Risks

Osisko has limited access to data regarding the operation of mines in which it has royalties, streams or other interests

As a holder of royalties, streams or other interests, Osisko does not serve as the mine's operator and has little or no input into how the operations are conducted. As such, Osisko has varying access to data on the operations or to the actual properties themselves. This could affect its ability to assess the value of its interest or enhance the performance thereof. It is difficult or impossible for Osisko to ensure that the properties are operated in its best interest. Payments related to Osisko's royalties, streams or other interests may be calculated by the payors in a manner different from Osisko's projections. Osisko does, however, have rights of audit with respect to such royalties, streams or other interests.

Osisko has little or no control over mining operations in which it holds royalties, streams or other interests

Osisko has few or no contractual rights relating to the operation or development of mines in which it only holds royalties, streams or other interests. Osisko may not be entitled to any material compensation if these mining operations do not meet their forecasted production targets in any specified period or if the mines shut down or discontinue their operations on a temporary or permanent basis. Certain of these properties may not commence production within the time frames anticipated, if at all, and there can be no assurance that the production, if any, from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the mines or their successors may decide to suspend or discontinue operations. Osisko is subject to the risks that the mines shut down on a temporary or permanent basis due to issues including, but not limited to, economic, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation, community relations and other risks. These issues are common in the mining industry and can occur frequently.

Osisko is dependent on the payment or delivery of amounts for royalties, streams or other interests by the owners and operators of certain properties and any delay in or failure of such payments or deliveries will affect the revenues generated by Osisko's asset portfolio

Royalties, streams and other interests in natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalties, streams or other interests do not abide by their contractual obligations, Osisko would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. While any proceedings or actions are pending, or if any decision is determined adversely to Osisko, such litigation may have a material adverse effect on Osisko's profitability, results of operations and financial condition.

In addition, Osisko is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant properties. Payments and/or deliveries from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments and/or deliveries may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, recovery by the operators of expenses incurred in the operation of the properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Osisko's rights to payment and/or delivery under the royalties, streams or other interests must, in most cases, be enforced by contract without the protection of a security interest over property that Osisko could readily liquidate. This inhibits Osisko's ability to collect outstanding royalties, streams or other interests upon a default. In the event of a bankruptcy of an operator or owner, Osisko may have a limited prospect for full recovery of revenues. Failure to receive any payments and/or deliveries from the owners and operators of the relevant properties may result in a material and adverse effect on Osisko's profitability, results of operation and financial condition.

Osisko is exposed to risks related to exploration, permitting, construction and/or development in relation to the projects and properties in which it holds a royalty, stream or other interest

Many of the projects or properties in which Osisko holds a royalty, stream or other interest in are in the exploration, permitting, construction and/or development stage and such projects are subject to numerous risks, including but not limited to, delays in obtaining equipment, materials and services essential to the exploration, construction and development of such projects in a timely manner, delays or inability to obtain required permits, changes in environmental regulations or other regulations, currency exchange rates, labour shortages, cost escalations and fluctuations in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete exploration, permitting, construction and/or development of such projects in accordance with current expectations or at all. It is also possible that such owners or operators will require additional capital in order for their projects to become producing mines. Osisko may be asked to provide additional capital to these entities and may decide to do so to preserve the value of its initial investment. There is a risk that the carrying values of certain of Osisko's assets may not be recoverable if the operating entities cannot raise additional capital to continue to explore and develop their assets. The value of Osisko's interests in these projects could thus be negatively affected by many factors, some of which cannot be assessed at the time of investment. Although Osisko undertakes a due diligence process for every investment, mining exploration and development are subject to many risks and it is possible that the value realized by Osisko be less than the original investment.

Some agreements may provide limited recourse in particular circumstances which may further inhibit Osisko's ability to recover or obtain equitable relief in the event of a default under such agreements

Osisko's rights to payment under royalties, streams or other interests must, in most cases, be enforced by contract. Osisko's ability to collect outstanding royalties, streams or other interests, or obtain equitable relief upon cases of default, might be limited pursuant to such contracts. Certain royalty and stream agreements provide for certain protections and security interests in favour of Osisko. However, security arrangements may be difficult to realize upon and also be subordinate, which may cause Osisko to be at a disadvantage in the event of a default. In the event of a bankruptcy, it is possible that an operator or owner claims that Osisko should be treated as an unsecured creditor and that Osisko's rights should be terminated in an insolvency proceeding. Failure to receive payments from the owners and operators of the relevant properties, or termination of Osisko's rights, may result in a material and adverse effect on Osisko's profitability, results of operations and financial condition.

Risks related to mining operations

Mining operations involve significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate or adequately mitigate. Major expenditures are required to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly volatile; and governmental regulations, including those relating to prices, taxes, royalties, land tenure, land use, allowable production, importing and exporting of minerals and environmental protection.

Thus, Osisko's business might be impacted by such risks inherent to mining operations and is dependent, among other things, on mining operations conducted by third parties.

Osisko may acquire royalties, streams or other interests in respect of properties that are speculative and there can be no guarantee that mineable deposits will be discovered or developed

Exploration for metals and minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals on lands where Osisko holds royalties, streams or other interests.

If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on terms acceptable to the operator or at all. Although, in respect of these properties, Osisko intends to only hold royalties, streams or other interests and not be responsible for these expenditures, the operator may not be in a financial position to obtain the necessary funds to advance the project.

Operational Risks

The properties on which Osisko holds royalties, streams or other interests are subject to exploration and mining risks

Osisko seeks to acquire royalties, streams or other interests in mineral properties or equity interests in companies that have exploration properties, advanced staged development projects or operating mines. Royalties, streams or other interests are non-operating interests in mining projects that provide the right to revenue or production from the project after deducting specified costs, if any. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. The long-term profitability of Osisko's operations will be in part directly related to the cost and ultimate success of the operating mines in which Osisko has royalties, streams or other interest or the companies in which Osisko has equity interests, which may be affected by a number of factors beyond Osisko's control.

Operating a producing mine involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Osisko has a direct or indirect interest are and will be subject to all the hazards and risks normally incidental to exploration, development and production of mineral resources and mineral reserves, any of which could result in work stoppages, damage to property, and possible environmental damage.

Hazards such as unusual or unexpected geological formations and other conditions such as fire, power outages, flooding, explosions, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour are involved in mineral exploration, development and operation. Operating companies which operate on properties on which Osisko has royalties, streams or other interests may become subject to liability for pollution, cave-ins or hazards against which they cannot insure or against which they may elect not to insure. The payment of such liabilities may have a material, adverse effect on the financial position of such operating companies, and in turn, may have a material adverse effect on the financial position of Osisko.

In addition, labour disruptions are a hazard to mineral exploration, development and operation. There is always a risk that strikes or other types of conflict with unions or employees may occur at any one of the properties on which Osisko may hold royalties, streams or other interests. Although it is uncertain whether labour disruptions will be used to advocate labour, political or social goals in the future, labour disruptions could have a material adverse effect on the results of operations of the mineral properties in which Osisko may hold an interest.

Agreements pertaining to royalties, streams or other interests are based on mine life and in some instances a drop in metal prices or a change in metallurgy may result in a project being shut down with a material, adverse effect on that company's financial position, and in turn, may have a material adverse effect on the financial position of Osisko.

The properties on which Osisko holds royalties, streams or other interests may require permits and licenses

The properties on which Osisko holds royalties, streams or other interests, including the mine operations, may require licenses and permits from various governmental authorities. There can be no assurance that the operator of any given project will be able to obtain or maintain, in a timely manner and on terms favourable to such operator, all necessary licenses and permits that may be required to carry out exploration, development and mining operations.

Mineral resource and mineral reserve estimates have inherent uncertainty

Mineral resource and mineral reserve figures are only estimates. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. While Osisko believes that the mineral resource and mineral reserve estimates, as applicable, in respect of properties in which Osisko holds royalties, streams or other interests reflect best estimates performed by or on behalf of the owner of such properties, the estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource and mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from estimates. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in prices of gold or other minerals, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence such estimates. In addition, mineral resources are not mineral reserves and there is no assurance that any mineral resource estimate will ultimately be reclassified as proven or probable mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

If operators reduce their mineral reserves and mineral resources on properties underlying Osisko's royalties, streams or other interests, this may result in a material and adverse effect on Osisko's profitability, results of operations, financial condition and the trading price of Osisko's securities.

Economics of developing mineral properties

Mineral exploration and development is speculative and involves a high degree of risk. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable and ultimately developed into producing mines. There is no assurance that any exploration properties will be commercially mineable.

Should any mineral resources and mineral reserves exist, substantial expenditures will be required to confirm mineral reserves which are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations. The decision as to whether a property contains a commercially viable mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (a) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (b) availability and costs of financing; (c) ongoing costs of production; (d) metal prices; (e) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (f) political climate and/or governmental regulation and control. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits, and availability of adequate financing.

Factors beyond the control of Osisko

The potential profitability of mineral properties is dependent upon many factors beyond Osisko's control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore (assuming that such mineral deposits are known to exist) may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways Osisko cannot predict and are beyond Osisko's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of Osisko.

Coronavirus (COVID-19)

Osisko faces risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt, directly or indirectly, its operations and may materially and adversely affect its business and financial conditions.

Osisko's business could be adversely impacted by the effects of the coronavirus or other epidemics. In December 2019, a novel strain of the coronavirus emerged in China and the virus has spread to several other countries in 2020, including Canada and the U.S., and infections have been reported globally. The extent to which the coronavirus impacts Osisko's business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. In particular, the continued spread of the coronavirus globally, together with extraordinary actions taken by public health and governmental authorities to contain the spread of COVID-19, including travel bans, social distancing, quarantines, stay-at-home orders and similar mandates to reduce or cease normal operations, could materially and adversely impact Osisko's business including without limitation, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, operations and business of third party operators and owners of properties in which Osisko holds a royalty, stream or other interest, and other factors that will depend on future developments beyond Osisko's control, which may have a material and adverse effect on its business, financial condition and results of operations. There can be no assurance that Osisko's personnel will not be impacted by these pandemic diseases and governmental measures and ultimately see its workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks.

In addition, a significant outbreak of coronavirus could result in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and Osisko's future prospects.

Several of Osisko's operating partners announced temporary operational restrictions during the first and second quarter of 2020 due to the ongoing COVID-19 pandemic, including reduced activities and operations placed on care and maintenance. As of December 31, 2020, all operators have restarted their activities and have reached their pre-COVID-19 level of operations. However, in the current environment, the assumptions and judgements made by Osisko are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, Osisko's valuation of its long-term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates.

As a result of the COVID-19 pandemic, Osisko took action to protect its employees, contractors and the communities in which it operates. As part of the contingency plan developed by Osisko, it closed its offices in March 2020 and provided employees with adequate equipment to allow them to safely work remotely from home.

Influence of third party stakeholders

The lands held by the companies in which Osisko has royalties, streams or other interests, and the roads or other means of access which they utilize or intend to utilize in carrying out work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies. In the event that such third parties assert any claims, work programs may be delayed even if such claims are not meritorious or the scope of the work may otherwise be affected. Such delays may result in significant financial loss and loss of opportunity for Osisko.

Community Relations and Social License

Maintaining a positive relationship with the communities is critical to continuing successful operation of existing mines as well as construction and development of existing and new projects. Community support is a key component of a successful mining project or operation.

The companies in which Osisko has royalties, streams or other interests may come under pressure in the jurisdictions in which they respectively operate, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which they respectively operate) benefit and will continue to benefit from their commercial activities, and/or that they operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. The companies in which Osisko has royalties, streams or other interests may face opposition with respect to their respective current and future development and exploration projects which could materially adversely affect their business, results of operations, financial condition and the Osisko share price.

Community relations are impacted by a number of factors, both within and outside of Osisko's control. Relations may be strained or social license lost by poor performance in areas such as health and safety, environmental impacts from the mine, increased traffic or noise. External factors such as press scrutiny or other distributed information from media, governments, non-governmental organizations or interested individuals can also influence sentiment and perceptions toward Osisko or the companies in which Osisko has royalties, streams or other interests and their respective operations.

Surrounding communities may affect operations and projects through restriction of site access for equipment, supplies and personnel or through legal challenges. This could interfere with work operations, and potentially pose a security threat to employees or equipment. Social license may also impact the permitting ability, reputation and ability to build positive community relationships in exploration areas or around newly acquired properties.

Erosion of social licence or activities of third parties seeking to call into question social licence may have the effect of slowing down the development of new projects and potentially may increase the cost of constructing and operating these projects. Productivity may be reduced due to restriction of access, requirements to respond to security threats or proceedings initiated or delays in permitting and there may also be extra costs associated with improving the relationship with the surrounding communities.

Foreign operation risk

Certain properties held by the companies in which Osisko has royalties, streams or other interests are located outside of the United States and Canada. The ownership, development and operation of these properties may be subject to additional risks associated with conducting business in foreign countries, including, depending on the country, nationalization and expropriation, social unrest, political and economic instability, lack of infrastructure, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, crime, violence, corruption, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects to which such properties relate, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

Information Systems and Cyber Security

Osisko relies on its IT infrastructure to meet its business objectives. Osisko uses different IT systems, networks, equipment and software and has adopted security measures to prevent and detect cyber threats. However, Osisko and its counterparties under precious metal purchase agreements, third-party service providers and vendors may be vulnerable to cyber threats, which have been evolving in terms of sophistication and new threats are emerging at an increased rate. Unauthorized third parties may be able to penetrate network security and misappropriate or compromise confidential information, create system disruptions or cause shutdowns to Osisko or its counterparties. Although Osisko has not experienced any losses relating to cyber attacks or other information security breaches, there can be no assurance that there will be no such loss in the future. Significant security breaches or system failures of Osisko or its counterparties, especially if such breach goes undetected for a period of time, may result in significant costs, loss of revenue, fines or lawsuits and damage to reputation. The significance of any cyber security breach is difficult to quantify, but may in certain circumstances be material and could have a material adverse effect on Osisko's business, financial condition and results of operations.

Climate Change

Osisko recognizes that climate change is an international and community concern which may affect the business and operations of Osisko or the companies in which Osisko has royalties, streams or other interests, directly or indirectly. The continuing rise in global average temperatures has created varying changes to regional climates across the globe, resulting in risks to equipment and personnel. Governments at all levels are moving towards enacting legislation to address climate change by regulating carbon emissions and energy efficiency, among other things. Where legislation has already been enacted, regulation regarding emission levels and energy efficiency are becoming more stringent. The mining industry as a significant emitter of greenhouse gas emissions is particularly exposed to these regulations. Costs associated with meeting these requirements may be subject to some offset by increased energy efficiency and technological innovation; however, there is no assurance that compliance with such legislation will not have an adverse effect on Osisko's business, results of operations, financial condition and its share price.

Extreme weather events (such as prolonged drought or freezing, increased flooding, increased periods of precipitation and increased frequency and intensity of storms) have the potential to disrupt operations and the transport routes. Extended disruptions could result in interruption to production which may adversely affect Osisko's business results of operations, financial condition and its share price.

Climate change is perceived as a threat to communities and governments globally. Stakeholders may increase demands for emissions reductions and call upon mining companies to better manage their consumption of climate-relevant resources (hydrocarbons, water etc.). This may attract social and reputational attention towards operations, which could have an adverse effect on Osisko's business, results of operations, financial condition and its share price.

Reputational Risks

Osisko is subject to reputational risks

Reputational risk is the risk that an activity undertaken by an organization or its representatives will impair its image in the community or lower public confidence in it, resulting in loss of revenue, legal action or increased regulatory oversight and loss of valuation and share price. Possible sources of reputational risk could come from, but not limited to, operational failures, non-compliance with laws and regulations, or leading an unsuccessful financing. In addition to its risk management policies, controls and procedures, Osisko has a formal Code of Ethics to help manage and support Osisko's reputation.

Financial Condition Risks

Osisko is subject to risks related to its financial condition

Osisko's financial condition has an impact on its risk profile. A sound financial condition can allow Osisko to compete for accretive investment opportunities: the better the financial condition, the more it can bid and compete on quality assets. If additional funds are required, the source of funds that may be available to Osisko, in addition to cash flows, is through the issuance of additional equity capital, borrowings or the sale of assets. There is no assurance that such funding will continue to be available to Osisko. Furthermore, even if such financing is available, there can be no assurance that it will be obtained on terms favourable to Osisko or provide Osisko with sufficient funds to meet its objectives, which may adversely affect Osisko's business and financial condition. In addition, failure to comply with financial covenants under Osisko's current or future debt agreements or to make scheduled payments of the principal of, or to pay interest on its indebtedness, would likely result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements, which may affect Osisko's financial condition.

Additional financing may result in dilution

Osisko may require additional funds to further its activities. To obtain such funds, Osisko may issue additional securities including, but not limited to, Osisko Shares or some form of convertible security, the effect of which could result in a substantial dilution of the equity interests of Osisko Shareholders.

There can be no assurance that Osisko will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.

Declaration and payment of dividends

Any decisions to declare and pay dividends on the Osisko Shares is subject to the discretion of the Osisko Board, based on, among other things, Osisko's earnings, financial requirements for Osisko's operations, the satisfaction of applicable solvency tests for the declaration and payment of dividends and other conditions existing from time to time. As a result, no assurance can be given as to the frequency or amount of any such dividend.

Osisko may be a "passive foreign investment company", or PFIC, under applicable U.S. income tax rules, which could result in adverse tax consequences for United States investors

If Osisko were to constitute a PFIC for any year during a U.S. holder's holding period, then certain potentially adverse U.S. federal income tax rules would affect the U.S. federal income tax consequences to such U.S. holder resulting from the acquisition, ownership and disposition of Osisko Shares.

The U.S. Treasury Department has not issued specific guidance on how the income and assets of a non-U.S. corporation such as Osisko will be treated under the PFIC rules. Osisko believes, on a more likely than not basis, that it was not a PFIC for its tax year ended December 31, 2020, and, based on its current and anticipated business activities and financial expectations, Osisko expects, on a more likely than not basis that it will not be a PFIC for its current tax year and for the foreseeable future.

The determination as to whether a corporation is, or will be, a PFIC for a particular tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. In addition, there is limited authority on the application of the relevant PFIC rules to entities such as Osisko. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the views of Osisko concerning its PFIC status. In addition, whether any corporation will be a PFIC for any tax year depends on its assets and income over the course of such tax year, and, as a result, Osisko's PFIC status for its current tax year and any future tax year cannot be predicted with certainty. Each U.S. holder should consult its own tax adviser regarding the PFIC status of Osisko.

Changes in tax legislation or accounting rules could affect the profitability of Osisko

Changes to, or differing interpretation of, taxation laws or regulations in any of Canada, Australia, Brazil, Chile, Armenia, Kenya, Macedonia, Argentina, Peru, Mexico, Ecuador, New Zealand, United States of America or any of the countries in which Osisko's assets or relevant contracting parties are located could result in some or all of Osisko's profits being subject to additional taxation. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in Osisko's profits being subject to additional taxation or which could otherwise have a material adverse effect on Osisko's profitability, results of operations, financial condition and the trading price of Osisko's securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalties, streams or other interests by Osisko less attractive to counterparties. Such changes could adversely affect Osisko's ability to acquire new assets or make future investments.

The CRA's recent focus on foreign income earned by Canadian companies may result in adverse tax consequences for Osisko

There has been a recent focus by the CRA on income earned by foreign subsidiaries of Canadian companies. The majority of Osisko's offtake and stream assets are owned by and the related revenue is received by its Bermuda wholly-owned subsidiary. Osisko has not received any reassessment or proposal from the CRA in connection with income earned by its foreign subsidiaries. Although management believes that Osisko is in full compliance with Canadian tax law, there can be no assurance that Osisko's structure may not be challenged in future. In the event the CRA successfully challenges Osisko's structure, this could potentially result in additional federal and provincial taxes and penalties, which could have a material adverse effect on Osisko.

Financial Reporting Risks

Osisko is subject to risks related to financial reporting

In accordance with statutory requirements and sound management practices, Osisko issues financial statements, which present its financial condition at a given date and its financial performance over a certain period. The risk of misstatement of financial or restatement of financial statements can result in significant losses to Osisko: financial losses, as a result of litigation and fines, losses in market capitalization, reputational losses. Key misstatements would include (a) fraudulent misappropriation of assets; (b) fraudulent misrepresentation of performance motivated by personal gain; and (c) inadequate estimates with an impact on valuation of assets and liabilities.

Osisko may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act

Section 404 of the SOX requires an annual assessment by management of the effectiveness of Osisko's internal control over financial reporting and an attestation report by Osisko's external auditor addressing this assessment. While Osisko's internal control over financial reporting for its last completed financial year were effective, Osisko may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and Osisko may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. Osisko's failure to satisfy the requirements of Section 404 of SOX and achieve and maintain the adequacy of its internal control over financial reporting could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Osisko's business and negatively impact the trading price of securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Osisko's operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide Osisko with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those currently applicable to Osisko.

No evaluation can provide complete assurance that Osisko's internal control over financial reporting will detect or uncover all failures of persons within Osisko to disclose material information otherwise required to be reported. The effectiveness of Osisko's controls and procedures could also be limited by simple errors or faulty judgments. In addition, should Osisko expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that Osisko continue to improve its internal control over financial reporting. Although Osisko intends to devote substantial time and incur substantial costs, as necessary, to ensure compliance, Osisko cannot be certain that it will be successful in complying with Section 404 on an ongoing basis.

Human Resources Risks

Osisko may experience difficulty attracting and retaining qualified management and specialized technical personnel to grow its business, which could have a material adverse effect on Osisko's business and financial condition

Osisko may be dependent on the services of key executives and other highly skilled personnel focused on advancing its corporate objectives as well as the identification of new opportunities for growth and funding. The loss of these persons or its inability to attract and retain additional highly skilled employees required for its activities may have a material adverse effect on Osisko's business and financial condition. Osisko implemented a succession plan in order to mitigate the risk of being dependent on such key management and specialized technical personnel. From time to time, Osisko may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business.

Osisko or the companies in which Osisko holds royalties, streams or other interests may remain highly dependent upon contractors and third parties in the performance of their exploration, development and operational activities. There can be no guarantee that such contractors and third parties will be available to carry out such activities on their behalf or be available upon commercially acceptable terms.

Currency Risks

Osisko's revenue, earnings, the value of its treasury and the value it records for its assets are subject to variations in foreign exchange rates, which may adversely affect the revenue generated by the asset portfolio or cause adjustments to the recorded value of assets

Osisko's main activities and offices are currently located in Canada and the costs associated with Osisko's activities are in majority denominated in Canadian dollar. However, Osisko's revenues from the sale of gold, silver or other commodities are in U.S. dollars. Osisko is subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on Osisko's profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate all adverse effects and Osisko may suffer losses due to adverse foreign currency rate fluctuations.

Financial Markets Risks

Osisko is subject to risks related to financial markets

Failure of financial markets can have a significant impact on the valuation of Osisko and its assets, and increasing financial and takeover risks.

Fluctuation in market value of Osisko Shares

The market price of the Osisko Shares is affected by many variables not directly related to the corporate performance of Osisko, including the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the securities. The effect of these and other factors on the market price of Osisko Shares in the future cannot be predicted.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Osisko include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral prices will not occur. As a result of any of these factors, the market price of Osisko's securities at any given time may not accurately reflect the long term value of Osisko.

Equity Price Risk and Liquidity of Investments

Osisko is exposed to equity price risk as a result of holding a portfolio of investments in publicly listed companies. Just as investing in Osisko is inherent with risks such as those set out in this Annual Information Form, by investing in these other companies, Osisko is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies. Osisko may have difficulty in selling its investments in exploration and mining companies in the event such sales would be contemplated.

Legal Risks

Osisko is subject to significant governmental regulations

Osisko's activities are subject to extensive federal, provincial and local laws and regulations governing various matters, including environmental protection; management and use of toxic substances and explosives; management of natural resources; exploration of mineral properties; exports; price controls; taxation; labour standards and occupational health and safety, including mine safety; and historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant expenditures. Osisko may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of Osisko's activities and delays in the exploration of properties.

Osisko's business is subject to evolving corporate governance and public disclosure regulations that have increased both Osisko's compliance costs and the risk of non compliance, which could have an adverse effect on the price of Osisko's securities

Osisko is subject to changing rules and regulations promulgated by a number of Canadian and U.S. governmental and self-regulated organizations. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. Osisko's efforts to comply with rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Osisko may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot economically insure

Mining is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes and encountering unusual or unexpected geological conditions. Such risk and hazards might impact the business of Osisko or of the companies in which Osisko holds royalties, streams or other interests. Consequently, many of the foregoing risks and hazards could result in damage to, or destruction of, mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive required regulatory approvals, or costs, monetary losses and potential legal liability and adverse governmental action. Osisko, or the companies in which Osisko holds royalties, streams or other interests, may be subject to liability or sustain loss for certain risks and hazards against which they do not or cannot insure or against which they may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Osisko.

There can be no assurance of title to property

There may be challenges to title to the mineral properties held by Osisko or the companies in which Osisko has royalties, streams or other interests. If there are title defects with respect to any such properties, they might be required to compensate other persons or perhaps reduce its interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management's time from ongoing programs.

There may be amendments to laws

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Osisko and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Disputes may arise over the existence, validity, enforceability and geographic extent of royalties, streams or other interests

Royalties, streams and other interests are subject to title and other defects and contestation by operators of mining projects and holders of mining rights, and these risks may be difficult to identify. While Osisko seeks to confirm the existence, validity, enforceability and geographic extent of the royalties, streams and other interests it holds, there can be no assurance that disputes over these and other matters will not arise.

The properties on which Osisko holds royalties, streams or other interests or the companies in which Osisko has an equity interest may be the subject of litigation

Potential litigation may arise on a property on which Osisko holds royalties, streams or other interests (for example litigation between joint venture partners or original property owners) or with respect to a company in which Osisko holds an equity interest. As a holder of royalties, streams or other interests, Osisko will not generally have any influence on the litigation nor will it generally have access to data.

The registration of royalties, streams or other interests may not protect Osisko's interests

The right to record or register royalties, streams or other interests in various registries or mining recorders offices may not necessarily provide any protection to Osisko. Accordingly, Osisko may be subject to risk from third parties.

Environmental risks and hazards

Osisko and the companies in which Osisko has royalties, streams or other interest are subject to environmental regulation in the jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Osisko's operations. Environmental hazards may exist on the properties which are unknown to Osisko at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures estimated by management may differ from the actual expenditures required.

Foreign countries and regulatory requirements

Osisko and the companies in which Osisko holds royalties, streams or other interests have investments in properties and projects located in foreign countries. The carrying values of these properties and the ability to advance development plans or bring the projects to production may be adversely affected by whatever political instability and legal and economic uncertainty might exist in such countries. These risks may limit or disrupt projects, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

There can be no assurance that industries which are deemed of national or strategic importance in countries in which Osisko has assets, including mineral exploration, production and development, will not be nationalized. The risk exists that further government limitations, restrictions or requirements, not presently foreseen, will be implemented. Changes in policies intended to alter laws regulating the mining industry could have a material adverse effect on Osisko. There can be no assurance that Osisko's assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by an authority or body.

In addition, in the event of a dispute arising from foreign operations, Osisko may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Osisko also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for Osisko to accurately predict such developments or changes in laws or policy or to the extent to which any such developments or changes may have a material adverse effect on Osisko's operations.

Conflict of Interest Risks

Some of Osisko's directors and officers may have conflicts of interest as a result of their involvement with other natural resource companies

Some of the persons who are directors and officers of Osisko are directors or officers of other natural resource or mining-related companies and these associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, Osisko may miss the opportunity to participate in certain transactions, which may have a material adverse effect on Osisko's financial position.

Merger and Acquisitions Risks

Any mergers, acquisitions or joint ventures would be accompanied by risks

Osisko may evaluate from time to time opportunities to merge, acquire and joint venture assets and businesses. The global landscape has changed for mergers and acquisitions and there are risks associated to such transactions due to liabilities and evaluations with the aggressive timelines of closing transactions from increased competition. There is also a risk that the review and examination process of a potential investment might be inadequate and cause material negative outcomes. These acquisitions may be significant in size, may change the scale of Osisko's business and may expose it to new geographic, political, operating, financial and geological risks. Osisko's success in its acquisition activities will depend on its ability to identify suitable acquisition candidates and partners, acquire or joint venture them on acceptable terms and integrate their operations successfully with those of Osisko. Any acquisitions may be accompanied by risks, such as: (a) the difficulty of integrating the operations and personnel of any acquired companies; (b) the potential disruption of Osisko's ongoing business; (c) the inability of management to maximize the financial and strategic position of Osisko through the successful incorporation of acquired assets and businesses or joint ventures; (d) additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; (e) the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; (f) dilution of Osisko's present shareholders or of its interests in its subsidiaries or assets as a result of the issuance of shares to pay for acquisitions or the decision to grant interests to a joint venture partner; and (g) the potential unknown liabilities associated with acquired assets and businesses. There can be no assurance that Osisko would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or joint ventures. There may be no right for shareholders to evaluate the merits or risks of any future acquisition or joint venture undertaken except as required by applicable laws and regulations.

Mergers and acquisitions contemplated by Osisko may require third party approvals

Osisko may intend to enter into agreements to acquire royalties, streams or other interests that require the consent or approval of third parties in order to complete the contemplated acquisition. There can be no assurance that such third parties, which may include shareholders of the entity disposing of the interests, regulatory bodies or entities with an interest in the applicable property or others, will provide the required approval or consent in a timely manner, or at all. Failure to complete acquisitions may result in a material adverse effect on Osisko's profitability, results of operation and financial condition.

Osisko faces competition and the mining industry is competitive at all of its stages

Many companies and investors are engaged in the search for and the acquisition of royalties, streams or other interests, and there is a limited supply of desirable mineral interests. The mineral exploration business is competitive in all phases. Many companies and investors are engaged in the acquisition of royalties, streams or other interests, including pension funds, private funds, mining companies, operators and large, established companies with substantial financial resources, operational capabilities and long earnings records. Osisko may be at a competitive disadvantage in acquiring interests in natural resource properties, whether by way of royalties, streams or other form of investment, as many competitors may have greater financial resources and technical staff. There can be no assurance that Osisko will be able to compete successfully against other companies and investors in acquiring interests in new natural resource properties and royalties, streams or other interests. In addition, Osisko may be unable to make acquisitions at acceptable valuations and on terms it considers to be acceptable. Osisko's inability to acquire additional royalties, streams or other interests in mineral properties may result in a material and adverse effect on Osisko's profitability, results of operation and financial condition.

In addition, there is no assurance that a ready market will exist for the sale of commercial quantities of metals. Factors beyond the control of Osisko may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Osisko not receiving any future payments related to royalties, streams or other interests or losing value on its equity investments.

Fraud Risks

Osisko is subject to potential fraud and corruption

Osisko is subject to risks related to potential to gain benefits from improper transactions (purchasing, gold, payroll) and financial reporting to hide operational deficiencies or enhance remuneration. Other risks include the potential for fraud and corruption by suppliers, personnel or government officials and which may implicate Osisko, compliance with applicable anti-corruption laws, by virtue of Osisko operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and Osisko's possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of its Code of Ethics and applicable regulatory requirements.

MATERIAL MINERAL PROJECT

The Canadian Malartic Royalty

Pursuant to the Canadian Malartic Royalty Agreement, Osisko holds a real right in the Canadian Malartic Properties (and the associated ores, minerals and mineral resources and by-products thereof which may be extracted from the Canadian Malartic Properties) and Canadian Malartic GP has agreed to pay Osisko a 5% NSR royalty from production of metals, ores and other materials recovered from the Canadian Malartic Properties (the "Canadian Malartic Royalty"). The term of the Canadian Malartic Royalty Agreement is perpetual.

For a description of the Canadian Malartic Properties, see "Schedule B - Technical Information underlying the Canadian Malartic Properties".

Prior to the commencement of each fiscal year, Osisko may elect to receive payment of the Canadian Malartic Royalty for such fiscal year to the extent relating to gold and silver as an in-kind credit. If Osisko has elected to receive the in-kind royalty, where precious metals are shipped in the form of dore, Osisko's account shall be credited with 5% of the refined gold and 5% of the refined silver as soon as practicable and in any event no later than five (5) business days after the refined gold or refined silver is credited, subject to further adjustment. Since 2014, Osisko has elected to receive the Canadian Malartic Royalty in-kind. The Canadian Malartic Royalty is payable quarterly and all payments pursuant to the Canadian Malartic Royalty to be paid in cash must be paid in U.S. dollars.

Osisko has the right to inspect the Canadian Malartic Properties and to inspect and audit books and records upon 20 days' prior notice to Canadian Malartic GP. Canadian Malartic GP is required to deliver to Osisko an annual forecast report.

If Canadian Malartic GP intends to abandon any portion of the Canadian Malartic Properties, Osisko can elect to have such portion conveyed to it, subject to the satisfaction of certain conditions.

Canadian Malartic GP is required to pay Osisko a $0.40 per tonne milling fee in respect of ore milled at the Canadian Malartic Properties after June 16, 2021 that is not produced from the Canadian Malartic Properties provided no fee is payable in respect of any tonnes of ore milled in excess of 65,000 tpd.

Osisko may assign all of its rights in the Canadian Malartic Royalty without the prior consent of Canadian Malartic GP. Canadian Malartic GP may not assign or otherwise convey the Canadian Malartic Properties unless certain conditions are satisfied.

A deed of hypothec was entered into in order to hypothecate the Canadian Malartic Properties in favour of Osisko and securing payment of the Canadian Malartic Royalty subject to certain terms and conditions. The hypothec is first-ranking subject to, among other things, security existing at the time of execution of the Canadian Malartic Royalty Agreement. The Canadian Malartic Royalty Agreement has been published at the Québec Public Register of Real and Immovable Mining Rights.

DIVIDENDS

Dividend Program and Dividend Payments

On November 17, 2014, Osisko announced the initiation of a quarterly dividend program. Since the initiation of the program, Osisko declared dividends for the following quarters:

Declaration date	Dividend per share	Record date(i)	Payment date(i)	Dividends paid or payable
	$			$

Year 2014	0.03	n/a	n/a	1,551,000
Year 2015	0.13	n/a	n/a	12,229,000
Year 2016	0.16	n/a	n/a	17,037,000
Year 2017	0.18	n/a	n/a	24,275,000
Year 2018	0.20	n/a	n/a	31,213,000
Year 2019	0.20	n/a	n/a	29,976,000
February 19, 2020	0.05	March 31, 2020	April 15, 2020	7,879,000
May 12, 2020	0.05	June 30, 2020	July 15, 2020	8,259,000
August 5, 2020	0.05	September 30, 2020	October 15, 2020	8,342,000
November 9, 2020	0.05	December 31, 2020	January 15, 2021	8,358,000
Year 2020	0.20			32,838,000
February 24, 2021	0.05	March 31, 2021	April 15, 2021	tbd(ii)

NOTES:

(i) Not applicable ("n/a") for annual summaries.

(ii) To be determined ("tbd") on March 31, 2021 based on the number of shares outstanding and the number of shares participating in the Dividend Reinvestment Plan on the record date.

Dividend Reinvestment Plan

In 2015, Osisko implemented the Dividend Reinvestment Plan. The Dividend Reinvestment Plan allows Canadian shareholders and U.S. shareholders (commencing with the dividend paid on October 16, 2017 for U.S. shareholders) to reinvest their cash dividends into additional Osisko shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by Osisko, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the Osisko Shares on the TSX or the NYSE during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at Osisko's sole election. No commissions, service charges or brokerage fees are payable by shareholders who elect to participate in the Dividend Reinvestment Plan.

As at December 31, 2020, the holders of 11,525,426 Osisko Shares had elected to participate in the Dividend Reinvestment Plan, representing dividends payable of $0.6 million. During the year ended December 31, 2020, Osisko issued 37,545 Osisko Shares under the Dividend Reinvestment Plan, at a discount rate of 3%.

DESCRIPTION OF CAPITAL STRUCTURE

Osisko Shares

Osisko is authorized to issue an unlimited number of Osisko Shares without nominal or par value.

Subject to the rights and restrictions attaching to the Osisko Preferred Shares issuable in series and to the terms of an amended and restated shareholder rights plan dated May 4, 2017, the rights, privileges, conditions and restrictions attaching to the Osisko Shares, as a class, are equal in all respects and include the following rights.

Dividends

Subject to the rights and restrictions attaching to any series of Osisko Preferred Shares, the holders of the Osisko Shares shall have the right to receive, if, as and when declared by the Osisko Board, any dividend on such dates and for such amounts as the Osisko Board may from time to time determine.

Participation in case of Dissolution or Liquidation

Subject to the rights and restrictions attaching to any series of Osisko Preferred Shares, the holders of the Osisko Shares shall have the right, upon the liquidation, dissolution or winding-up of Osisko, to receive the remaining property of Osisko.

Right to Vote

The holders of the Osisko Shares shall have the right to one (1) vote at any meeting of the shareholders of Osisko, except meetings at which only holders of any series of Osisko Preferred Shares are entitled to vote.

As of the date hereof, 167,268,319 Osisko Shares were issued and outstanding.

Renewal of Normal Course Issuer Bid

On December 10, 2020, Osisko announced that the TSX had approved Osisko's notice of intention to make a normal course issuer bid (the "2021 NCIB Program"). Under the terms of the 2021 NCIB Program, Osisko may acquire up to 14,610,718 Osisko Shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2021 NCIB Program will terminate on December 11, 2021 or on such earlier date as the NCIB Program is complete. Daily purchases will be limited to 138,366 Osisko Shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the Osisko Shares on the TSX for the six-month period ending November 30, 2020, being 553,464 Osisko Shares. The price that Osisko may pay for any Osisko Shares purchased in the open market under the 2021 NCIB Program will be the prevailing market price at the time of purchase (plus brokerage fees) and any Osisko Shares purchased by Osisko will be cancelled. In the event that Osisko purchases Osisko Shares by pre-arranged crosses, exempt offers, block purchases or private agreements, the purchase price of the Osisko Shares may be, and will be in the case of purchases by private agreements, as may be permitted by the securities regulatory authority, at a discount to the market price of the Osisko Shares at the time of the acquisition. The 14,610,718 Osisko Shares that may be repurchased under the 2021 NCIB Program represented approximately 10% of the public float of Osisko as of November 30, 2020, being 146,107,180 Osisko Shares.

During the prior program, which ended on December 11, 2020, Osisko obtained approval to purchase 13,861,732 Osisko Shares and actually purchased 429,722 Osisko Shares at a weighted average price of approximately $9.15 per Osisko Share through the facilities of the TSX.

Osisko Preferred Shares

The rights and restrictions attached to the preferred shares of Osisko issuable in series (the "Osisko Preferred Shares") are as follows.

Issuance in Series

The Osisko Preferred Shares may be issued in one or more series and subject as hereinafter provided and subject to the provisions of the QBCA, the Osisko Board shall determine, by resolution, before the issue of each series, the designation, rights and restrictions to be attached thereto, including, but without in any way limiting or restricting the generality of the foregoing: (a) the right, as the case may be, to receive dividends, the form of payment of dividends, the rate or amount or method of calculation of dividends, whether cumulative or non-cumulative, the date or dates and places of payment and the date or dates from which such dividends shall accrue or become payable; (b) the rights and/or obligations, if any, of Osisko or of the holders thereof with respect to the purchase or redemption of the Osisko Preferred Shares and the consideration for and the terms and conditions of any such purchase or redemption; (c) the conversion or exchange rights, if any, and the conditions attaching thereto; (d) the restrictions, if any, as to the payment of dividends on shares of Osisko ranking junior to the Osisko Preferred Shares; and (e) any other provisions deemed expedient by the directors, the whole subject to the issuance of a Certificate of Amendment setting forth the number and the designation, as well as the rights and restrictions to be attached to the Osisko Preferred Shares of such series.

Dividends

The Osisko Preferred Shares shall, with respect to the payment of dividends, be entitled to preference over any other class of shares of Osisko ranking junior to the Osisko Preferred Shares, and no dividends shall at any time be declared or paid or set apart for payment on any other shares of Osisko ranking junior to the Osisko Preferred Shares, nor shall Osisko call for redemption or purchase for cancellation any of the Osisko Preferred Shares unless at the date of such declaration, payment, setting apart for payment or call for redemption or purchase, as the case may be, all cumulative dividends up to and including the dividend payment for the last completed period for which such cumulative dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative Osisko Preferred Shares then issued and outstanding and the non-cumulative dividend payment for the then current fiscal year and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment in respect of each series of non-cumulative Osisko Preferred Shares then issued and outstanding.

Liquidation or Dissolution

In the event of the liquidation, dissolution or winding-up of Osisko or other distribution of assets of Osisko among shareholders for the purpose of winding-up its affairs, the holders of the Osisko Preferred Shares shall be entitled to receive, before any amount shall be paid to, or any property or assets of Osisko distributed among the holders of the Osisko Shares or of shares of any other class of shares of Osisko ranking junior to the Osisko Preferred Shares, and to the extent provided for with respect to each series, the amount of the consideration received by Osisko for such Osisko Preferred Shares, such premiums, if any, as has been provided for with respect to such series together with, in the case of cumulative Osisko Preferred Shares, all unpaid accrued dividends (which for such purpose shall be calculated as if such cumulative dividends were accruing from day to day for the period from the latest of the following dates, namely (a) the date fixed by the Osisko Board at the time of allotment and issue of such shares or if such date is not fixed, the date of their allotment and issue, or (b) the date of expiration of the last period for which cumulative dividends have been paid, up to and including the date of distribution) and, in the case of non-cumulative Osisko Preferred Shares, all declared and unpaid dividends. After payment to the holders of the Osisko Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of Osisko.

Equal Rank of All Series

The Osisko Preferred Shares of each series shall rank pari passu with the Osisko Preferred Shares of every other series with respect to the payment of dividends, as the case may be, and the distribution of assets in the event of the liquidation, dissolution or winding-up of Osisko, whether voluntary or involuntary, provided, however, that in the event of there being insufficient assets to satisfy in full the repayment of all moneys owing to the holders of Osisko Preferred Shares, such assets shall be applied rateably to the repayment of the amount paid up on such Osisko Preferred Shares and, then, to the payment of all unpaid accrued cumulative dividends, whether declared or not, and all declared and unpaid non-cumulative dividends.

Voting Rights

Subject to the provisions of the QBCA and, except as otherwise expressly provided herein, the holders of any series of the Osisko Preferred Shares shall not, as such, have any voting rights for the election of directors or for any other purpose nor shall they be entitled to receive notice of or to attend shareholders' meetings.

Amendments

As long as any of the Osisko Preferred Shares are outstanding, Osisko may not, except with the approval of the holders of the Osisko Preferred Shares hereinafter specified and after having complied with the relevant provisions of the QBCA, create any other shares ranking in priority to or pari passu with the Osisko Preferred Shares, voluntarily liquidate or dissolve Osisko or effect any reduction of capital involving a distribution of assets on other shares of its share capital or repeal, amend or otherwise alter any of the provisions relating to the Osisko Preferred Shares as a class.

Any approval of the holders of the Osisko Preferred Shares as aforesaid shall be deemed to have been sufficiently given if contained in a resolution adopted by a majority of not less than 2/3 of the votes cast by the shareholders who voted in respect of that resolution at a meeting of the holders of the Osisko Preferred Shares duly called and held for that purpose, at which meeting such holders shall have one vote for each Osisko Preferred Share held by them respectively, or in an instrument signed by all the holders of the then outstanding Osisko Preferred Shares.

If an amendment as hereinabove provided especially affects the rights of the holders of Osisko Preferred Shares of any series in a manner or to an extent different from that in or to which the rights of the holders of Osisko Preferred Shares of any other series are affected, then such amendment shall, in addition to being approved by the holders of the Osisko Preferred Shares voting separately as a class, be approved by the holders of the Osisko Preferred Shares of such series, voting separately as a series, and the provisions of this paragraph shall apply, mutatis mutandis, with respect to the giving of such approval.

As of the date hereof, no Osisko Preferred Shares were issued and outstanding.

Warrants

In connection with a $200 million bought deal private placement, Osisko issued, on March 5, 2015, 5,480,000 common share purchase warrants entitling the holder thereof to purchase one (1) Osisko Share at a price of $36.50 per Osisko Share, until March 5, 2022. These warrants are listed on the TSX under the ticker symbol "OR.WT".

Debentures

On November 3, 2017, Osisko closed a "bought deal" offering of Debentures in an aggregate principal amount of $300 million (the "Debentures"). The Debentures bear interest at a rate of 4% per annum, payable semi-annually on June 30 and December 31 each year, commencing on June 30, 2018. The Debentures are convertible at the holder's option into Osisko Shares at a conversion price equal to $22.89 per Common Share (representing a conversion rate of 43.6872 Osisko Shares per $1,000 principal amount of Debentures). The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances. The Debentures are listed and posted for trading on the TSX under the symbol "OR.DB".

On February 12, 2016, Ressources Québec subscribed to a five-year $50 million convertible debenture, bearing interest at an annual rate of 4% payable quarterly. This debenture was redeemed by Osisko on February 12, 2021.

MARKET FOR SECURITIES

Trading Price and Volume

Osisko Shares

The Osisko Shares are currently listed on the TSX and on the NYSE under the symbol "OR". The following table sets forth the price range and trading volume for the Osisko Shares on the TSX and the NYSE, for the periods indicated.

	TSX			NYSE
	High (C$)	Low (C$)	Volume (#)	High (US$)	Low ($US)	Volume (#)
2020
January	13.26	11.79	8,204,734	10.02	9.02	20,212,700
February	14.34	10.85	14,292,882	10.80	8.08	24,632,100
March	12.15	6.35	25,667,739	9.09	4.65	34,438,400
April	13.85	10.24	17,944,180	9.88	7.20	24,490,200
May	14.96	12.42	11,204,816	10.78	8.83	18,419,500
June	13.82	11.71	11,131,093	10.10	8.59	18,400,800
July	15.25	13.31	11,758,763	12.13	9.61	19,647,900
August	16.91	14.21	12,242,007	12.84	10.72	17,625,100
September	17.50	15.07	14,540,222	13.31	11.24	17,281,800
October	17.03	14.48	10,415,584	12.84	10.85	17,112,400
November	16.25	13.46	10,202,306	12.46	10.30	15,498,400
December	16.52	14.07	8,992,917	12.98	10.84	16,002,700
2021
January	17.16	14.22	9,243,063	13.53	11.10	19,273,500
February	15.08	12.42	9,611,832	11.74	9.77	21,501,200
March(1)	14.54	12.39	7,269,057	11.65	9.78	17,902,086

(1) Up to and including March 25, 2021.

The closing price of the Osisko Shares on the TSX on March 25, 2021 was $13.82. The closing price of the Osisko Shares on the NYSE on March 25, 2021 was US$10.97.

Warrants

As of the date hereof, Warrants of Osisko are listed on the TSX under the symbol OR.WT. The following tables sets forth the price range and trading volume for the warrants on the TSX, for the periods indicated.

	OR.WT
	High (C$)	Low (C$)	Volume (#)
2020
January	0.30	0.21	163,036
February	0.35	0.21	117,610
March	0.24	0.09	306,301
April	0.275	0.175	591,375
May	0.35	0.19	515,702
June	0.35	0.265	100,375
July	0.39	0.30	258,824
August	0.40	0.26	212,200

	OR.WT
	High (C$)	Low (C$)	Volume (#)
September	0.39	0.32	73,073
October	0.365	0.285	95,350
November	0.405	0.33	72,000
December	0.345	0.31	24,000
2021
January	0.375	0.32	136,316
February	0.32	0.18	169,114
March(1)	0.22	0.19	30,947

(1) Up to and including March 25, 2021.

The closing price of the warrants "OR.WT" on the TSX on March 25, 2021 was $0.22.

Debentures

The Debentures are listed on the TSX under the symbol "OR.DB". The following table sets forth the price range and trading volume for the Debentures on the TSX, for the periods indicated:

	OR.DB
	High (C$)	Low (C$)	Volume (#)
2020
January	101.50	99.50	44,270
February	102.25	99.50	246,850
March	101.00	87.00	98,330
April	99.20	91.99	65,383
May	103.00	97.40	26,030
June	101.50	99.00	36,490
July	105.13	101.01	7,420
August	107.00	104.14	54,590
September	108.50	104.00	16,260
October	106.00	102.61	28,030
November	105.00	102.00	76,620
December	109.90	102.07	5,100
2021
January	105.00	101.50	8,200
February	103.17	100.66	101,670
March(1)	102.03	100.75	69,240

(1) Up to and including March 25, 2021.

The closing price of the Debentures "OR.DB" on the TSX on March 25, 2021 was $101.06.

Prior Sales - Securities Not Listed or Quoted on a Marketplace

The only securities of Osisko that were outstanding as of December 31, 2020 but not listed or quoted on a marketplace are the Osisko Options, the Replacement Osisko Options, the Osisko RSUs and the Osisko DSUs.

The price at which such securities have been issued by Osisko during the most recently completed financial year, the number of securities of the class issued at that price and the date on which such securities were issued are detailed hereinbelow.

Osisko Options

The following table sets forth the number of Osisko Options granted during the most recently completed financial year, the date of grant and the exercise price thereof.

Date of Grant	Number of Osisko Options	Exercise Price Per Osisko Option
February 24, 2020	16,000	$13.79
May 15, 2020	1,162,400	$13.50
June 22, 2020	8,000	$12.82
August 17, 2020	14,700	$14.50

Restricted Share Units

As of December 31, 2020, Osisko has granted a total of 504,560 Osisko RSUs pursuant to the Osisko RSU Plan and under which equity securities of Osisko are authorized for issuance. The table below shows Osisko RSUs granted in 2020, which provide the right to receive payment in the form of Osisko Shares, cash or a combination of Osisko Shares and in cash:

Date of Grant	Number of Osisko RSUs	Osisko Share Price at the time of Grant
May 15, 2020	475,900	$13.50
August 17, 2020	28,660	$14.50

Deferred Share Units

As of December 31, 2020, Osisko has granted a total of 97,995 Osisko DSUs pursuant to the Osisko DSU Plan and under which equity securities of Osisko are authorized for issuance. The table below shows Osisko DSUs granted in 2020, which provide the right to receive payment in the form of Osisko Shares, cash or a combination of Osisko Shares and in cash:

Date of Grant	Number of Osisko DSUs	Osisko Share Price at the time of Grant
March 6, 2020	16,740	$11.95
April 7, 2020	18,055	$11.08
June 22, 2020	63,200	$12.82

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holdings

The following table sets out the Osisko directors and officers, together with their province or state and country of residence, positions and offices held, principal occupations during the last five years, the years in which they were first appointed as directors and/or officers of Osisko, as of the date of this Annual Information Form.

Name and place of residence	Principal occupations during the last five (5) years(5)	Director and/or Officer since
Sean Roosen Québec, Canada Executive Chair	CEO and Chair of the Board of Directors of Osisko Development since November 2020. Chair and Chief Executive Officer of Osisko from June 2014 to November 2020.	2014
Joanne Ferstman(1,3) Ontario, Canada Lead Director	Chartered Professional Accountant and Corporate Director.	2014
John R. Baird(2,4) Ontario, Canada Director	Advisor with Bennett Jones LLP, Hatch, Barrick Gold Corp. and Eurasia Group.	2020
Françoise Bertrand(2,3) Québec, Canada Director	Chair of the boards of directors of Proaction International and Via Rail Canada. Former President and Chief Executive Officer of the Fédération des chambres de commerce du Québec (FCCQ) and director of numerous boards of profit and non-profit organizations.	2014
John F. Burzynski Ontario, Canada Director	Executive Chairman and Chief Executive Officer of Osisko Mining. Prior to August 2016, Senior Vice President, New Business Development of Osisko.	2014
Christopher C. Curfman(2,3) Illinois, United States of America Director	Former Senior Vice President of Caterpillar Inc. and former President of Caterpillar Global Mining.	2016
Guy Desharnais Québec, Canada Vice President, Project Evaluation	Vice President, Project Evaluation of Osisko since August 2020. From September 2017 to August 2020, Director of Mineral Resource Evaluation for Osisko. From August 2010 to June 2017, Technical Manager of Geological Services of SGS.	2020
Iain Farmer Québec, Canada Vice President, Corporate Development	Vice President, Corporate Development of Osisko. Prior to February 2020, Director of Evaluations for Osisko.	2020
Pierre Labbé(1,2,3) Québec, Canada Director	Chief Financial Officer of IMV Inc. From April 2015 to March 2017, Vice President, Chief Financial Officer and Secretary of Leddartech Inc.	2015
André Le Bel Québec, Canada Vice President, Legal Affairs and Corporate Secretary	Vice President, Legal Affairs and Corporate Secretary of Osisko.	2015
Candace MacGibbon Ontario, Canada Director	Chief Executive Officer of INV Metals Inc.	2021
William Murray John(1,4) British Columbia, Canada Director	Chair of the Board of Discovery Metals Corp., Lead Director of O3 Mining Inc. and Chairman and Director of Prime Mining Corp.	2020
Charles E. Page(1,4) Ontario, Canada Director	Corporate Director and Professional Geologist. Lead Director of Osisko Development.	2014
Frédéric Ruel Québec, Canada Chief Financial Officer and Vice President, Finance	Chief Financial Officer and Vice President, Finance of Osisko. Prior to February 2020, Vice President, Corporate Controller of Osisko and Falco; from January 2015 to November 2016, Corporate Controller of Osisko. From November 2016 to July 2017, Corporate Controller of Falco.	2016

Sandeep Singh Ontario, Canada President, Chief Executive Officer and Director	President of Osisko. Prior to December 2019, investment banker in the metals and mining industry.	2019
Heather Taylor Ontario, Canada Vice President, Investor Relations	Vice President, Investor Relations of Osisko. Prior to January 2021, Head of Business Development at Nexa Resources SA from June 2020 to December 2020 and Investor Relations at Nevsun Resources Ltd from November 2016 to January 2019.	2021

(1) Member of the Osisko Audit and Risk Committee.

(2) Member of the Osisko Governance and Nomination Committee.

(3) Member of the Osisko Human Resources.

(4)  Member of the Osisko Environment and Sustainability Committee.

(5) The information as to principal occupations has been furnished by each director and/or officer individually.

Biographic Notes

Sean Roosen, Executive Chair of the Board of Directors

Mr. Sean Roosen is the Executive Chair of the Osisko Board. He is a director of Osisko since June 2014 and was its Chief Executive Officer from June 2014 to November 2020. He is the Chair of the Board of Directors and Chief Executive Officer of Osisko Development. Prior to June 2014, Mr. Roosen was the President and Chief Executive Officer of Osisko Mining Corporation. He led the transition of Osisko Mining Corporation from a junior exploration company to a leading intermediate gold producer. He was responsible for leading the strategic development of Osisko Mining Corporation and was instrumental in securing the necessary financing to fund the development of the $1 billion Canadian Malartic mine. Mr. Roosen is an active participant in the resource sector and in the formation of new companies to explore for mineral deposits both in Canada and internationally. During 2017, Mr. Roosen received an award from Mines and Money Americas for best Chief Executive Officer in North America and was in addition named in the "Top 20 Most Influential Individuals in Global Mining". In prior years, he has been recognized by several organizations for his entrepreneurial successes and his leadership in innovative sustainability practices. Mr. Roosen is a Supervisory Board member of EurAsia Resource Holdings AG, a European based resource venture capital fund and a director of EurAsia Resource Value SE and is a member of the board of directors of Condor Petroleum Inc. Mr. Roosen also serves on the board of directors of Osisko Mining (Chair) and Victoria as a representative of Osisko. Mr. Roosen is a graduate of the Haileybury School of Mines.

Joanne Ferstman, CPA, CA, Independent Lead Director

Ms. Joanne Ferstman is a corporate director, who has been serving on a number of public company boards. From 2013 to 2014, Ms. Ferstman was a director of Osisko Mining Corporation. Ms. Ferstman was until June 2012 the President and Chief Executive Officer of Dundee Capital Markets Inc., a full service investment dealer with principal businesses that include investment banking, institutional sales and trading and private client financial advisory. She has also held several leadership positions within Dundee Corporation and DundeeWealth Inc. over 18 years, primarily as Chief Financial Officer, where she was responsible for strategic development, financial and regulatory reporting and risk management. Ms. Ferstman is a director of Osisko Development since November 2020 and currently serves as Chair of the board of Dream Unlimited Corp, including serving as Chair of the Audit Committee, member of the Organization & Design Committee and member of the Leaders & Mentors Committee. She also serves as a director of Cogeco Communications Inc., including serving as Chair of the Audit Committee and a member of the Strategic Opportunities Committee. In August 2018 she was appointed to the board of the directors of ATS Automation Tooling Systems Inc. and currently serves as Chair of its Audit Committee and serves as a member of the Human Resources Committee. She was formerly a director of Aimia Inc. (June 2008 to June 2017), Excellon Resources Inc. (April 2013 to February 2015) and Dream Office REIT (June 2003 to May 2018). Ms. Ferstman holds a Bachelor of Commerce and a Graduate degree in Public Accountancy from McGill University and is a Chartered Professional Accountant.

The Hon. John R. Baird, Independent Director

Mr. John R. Baird is a director and advisor to a variety of firms in Canada and abroad. He was a former Senior Cabinet Minister in the Government of Canada and was the former Canadian Minister of Foreign Affairs. Mr. Baird spent three (3) terms as a Member of Parliament and four (4) years as Minister of Foreign Affairs where he advanced Canada/US relations and worked to strengthen ties to the Middle East and China. He also served as President of the Treasury Board, Minister of the Environment, Minister of Transport and Infrastructure and Leader of the Government in the House of Commons. In 2010, he was selected by MPs from all parties as Parliamentarian of the Year. Prior to entering federal politics, Mr. Baird spent ten years in the Ontario Legislature where he served in several Ministerial portfolios. Mr. Baird sits on the corporate boards of Canfor Corporation, Canadian Pacific, the FWD Group and PineBridge Investments and is a member of the International Advisory Board of Barrick Gold Corp. He also serves as a Senior Advisor with Bennett Jones LLP, and is a Senior Advisor at Eurasia Group, a global political risk consultancy. Mr. Baird also volunteers his time with Community Living Ontario, an organization that supports individuals with developmental disabilities and the Prince's Charities, the charitable office of His Royal Highness The Prince of Wales. Mr. Baird holds an Honours Bachelor of Arts in Political Studies from Queen's University at Kingston.

Françoise Bertrand, O.C., C.Q., ICD.D, F.ICD, Independent Director

Ms. Françoise Bertrand was appointed to the Osisko Board in November 2014. In 2017, she was appointed as chairperson of Via Rail Canada's board of directors and as Chair of the board of directors of Proaction International. Ms. Bertrand was formerly the President and Chief Executive Officer of the Fédération des chambres de commerce du Québec (FCCQ). She sits on numerous boards of directors of profit and non-profit organizations, including Concordia University. Ms. Bertrand was also a former Chair of Canadian Radio-television and Telecommunications Commission (CRTC). Ms. Bertrand recently received the ICD Fellowship Award at the ICD National Conference held in June 2019. Ms. Bertrand holds a Bachelor of Arts - Major in Sociology from Université de Montréal and a Master's degree in Environmental Studies from York University. She is a graduate from the Directors Education Program sponsored by the Institute of Directors of Canada and the Rotman School of Management - McGill. Ms. Bertrand's outstanding career achievements have led her to be appointed as a Chevalier de l'Ordre national du Québec and an Officer of the Order of Canada

John F. Burzynski, M.Sc., P.Geo., Director

Mr. John F. Burzynski has been a director of Osisko since June 2014. He was also Senior Vice President, New Business Development of Osisko from June 2014 to August 2016. He is Director of Osisko Mining since August 2015 and currently acts as its Executive Chairman and Chief Executive Officer. From 2004 to 2014, Mr. Burzynski was the Vice President, Business Development of Osisko Mining Corporation. Mr. Burzynski has over 25 years of experience as a professional geologist on international mining and development projects. From 2011 to 2016, he served on the board of directors of Condor Petroleum Inc. and served on the board of Strongbow Exploration Inc. from September 2015 to October 2018. He currently serves on the boards of directors of Osisko Metals Incorporated, O3 Mining Inc., Major Drilling Group International Inc. and Osisko Development. Mr. Burzynski is also a founding member of EurAsia Resource Holdings AG, a European based resource venture capital fund. Mr. Burzynski holds a Bachelor of Science (Honours) degree in geology from Mount Allison University, and a Master of Science degree in exploration and mineral economics from Queen's University. He is a registered P.Geo. in the province of Québec.

Christopher C. Curfman, B.Sc., Independent Director

Mr. Christopher C. Curfman was elected to the Osisko Board in May 2016. Mr. Curfman is a retired senior executive of Caterpillar Inc., one of the world's largest mobile equipment suppliers to the mining industry. During his 21-year career with Caterpillar, Mr. Curfman has held several progressive positions in Asia, Australia and USA, including Senior Vice President of Caterpillar and President of Caterpillar Global Mining from 2011 to his retirement at the end of 2015. Mr. Curfman also held senior positions with Deere & Company prior to joining Caterpillar. He has extensive international experience and a customer focused legacy at Caterpillar. His global leadership was key to Caterpillar's success in the mining industry. He also served as a board member at various organisations, including the Canadian Institute of Mining, the National Mining Association, the World Coal Association and several universities. Mr. Curfman holds a Bachelor of Science degree in Education from Northwestern University and has completed certificate programs in accounting and finance from the Wharton School of Business, University of Pennsylvania in 1991, a three-year executive program from Louisiana State University in 1997 and the executive program of Stanford Graduate School of Business in 2002. He was also awarded an Honorary Doctorate in Mining Engineering from the University Missouri-Rolla in 2013.

Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation

Mr. Guy Desharnais joined the technical services team of Osisko in 2017 and was appointed Vice President, Project Evaluation in August 2020. After completing his Ph.D. in geochemistry and igneous petrology, Mr. Desharnais worked five years as an exploration geologist with Xstrata Nickel (Glencore). He worked as a Qualified Person and manager of SGS Geostat for seven years. He led the team that won the Integra Gold Rush Challenge in 2016. He was named Distinguished Lecturer by the CIM in 2017 and is an active member of the Mining Technical Advisory and Monitoring Committee for the Canadian Securities Administrators and the "Comité Consultatif du Secteur Minier" for the Autorité des Marchés Financiers.

Iain Farmer, B. Eng., M. Eng., MBA, CFA, Vice President, Corporate Development

Mr. Iain Farmer was appointed as Vice President, Corporate Development of Osisko in February 2020. Mr. Farmer has been involved in the mining industry for 10 years having most recently served as Director of Evaluations for Osisko where his responsibilities included financial and technical evaluation of investments as well as origination and execution of transactions. Prior to joining Osisko, Mr. Farmer worked in equity research covering the mining sector. Mr. Farmer holds a Bachelor's and a Master's degree in Mining Engineering from McGill University as well as a MBA from Concordia University's Goodman School of Investment Management, he has been a CFA Charterholder since 2016.

Pierre Labbé, CPA, CA, ICD.D, Independent Director

Mr. Pierre Labbé is Chief Financial Officer of IMV Inc. and was Vice President and Chief Financial Officer of Leddartech Inc. from April 2015 to March 2017. He has more than 25 years of progressive financial leadership roles in various industries. He was Vice President and Chief Financial Officer of the Québec Port Authority (October 2013 to April 2015), and has experience in the resource sector, having served as Chief Financial Officer of Plexmar Resources (May 2007 to November 2012), Sequoia Minerals (December 2003 to June 2004), and Mazarin Inc. (December 2002 to December 2003). Mr. Labbé, in his role as senior financial officer, has participated in the development of strategic plans and in mergers and acquisitions (over $1 billion in transactions). Mr. Labbé holds a Bachelor's Degree in Business Administration and a license in accounting from Université Laval, Québec City. He is a member of Ordre des comptables professionnels agréés du Québec, the Chartered Professional Accountants of Canada and the Institute of Corporate Directors.

André Le Bel, LL.B., B.Sc.A, ICD.D, Vice President, Legal Affairs and Corporate Secretary

Mr. André Le Bel has been appointed Vice President, Legal Affairs and Corporate Secretary of Osisko in February 2015. From November 2007 to June 2014, Mr. Le Bel was Vice President, Legal Affairs and Corporate Secretary of Osisko Mining Corporation. Mr. Le Bel was Vice President Legal Affairs with IAMGOLD Corporation from November 2006 to October 2007 and before November 2006, Mr. Le Bel was Senior Legal Counsel and Assistant Corporate Secretary of Cambior Inc. Mr. Le Bel was a director of RedQuest Capital Corp. until June 2017 and currently serves on the board of directors of Brunswick Exploration Inc., listed on the TSX Venture Exchange. Mr. Le Bel was Vice President, Legal Affairs and Corporate Secretary of NioGold Mining Corp. from March 2015 to March 2016 and Corporate Secretary of Falco from November 2015 to November 2016. Since that date, he is Vice President, Legal Affairs and Corporate Secretary of Falco. Mr. Le Bel obtained a Bachelor of Applied Science from Université Laval and a Bachelor of Law from Sherbrooke University. He is a member of the Québec Bar and has obtained the ICD.D designation from the Institute of Corporate Directors in December 2017.

Candace MacGibbon, CPA, CA, Director

Ms. Candace MacGibbon is the Chief Executive Officer of INV Metals Inc. She is a Chartered Professional Accountant (CPA, CA) with over 25 years' experience in the mining sector and capital markets, as a result of her previous employment as a global mining institutional salesperson with RBC Capital Markets and in base metals research as a mining associate with BMO Capital Markets. Ms. MacGibbon's experience in accounting matters includes her previous roles as a Manager at Deloitte LLP and as a cost analyst with Inco Limited. Ms. MacGibbon holds a Bachelor of Arts - Economics from the University of Western Ontario and a Diploma in Accounting from Wilfrid Laurier University.

William Murray John, B.Sc., MBA, Director

Mr. William Murray John currently serves as Chair of the Board of Discovery Metals Corp., Lead Director of O3 Mining Inc. and Chairman and Director of Prime Mining Corp. Prior to his retirement in December 2014, he was the President and CEO of Dundee Resources Limited, and Managing Director and a Portfolio Manager with Goodman & Company, Investment Counsel Inc., where he was responsible for managing Private Equity resource and precious metals focused mutual funds and flow-through limited partnerships. He was also the former President and CEO of Corona Gold Corporation and Ryan Gold Corporation up to 2015. He is also a former director of several other public companies including Breakwater Resources Ltd., Dundee Precious Metals Inc. and Osisko Mining. Mr. John has been involved with the resource investment industry since 1992 and has worked as an investment banker, buy-side mining analyst, sell-side mining analyst, and portfolio manager. He graduated from the Camborne School of Mines in 1980 with a B.Sc. (Hons) in mining engineering and an Associateship of the Camborne School of Mines. He also received a Master of Business Administration from the University of Toronto in 1993.

Charles E. Page, M.Sc., P.Geo., Director

Mr. Charles E. Page is a Professional Geologist and has more than 40 years of experience in the mineral industry. During his career, Mr. Page has held progressive leadership roles in developing strategies to explore, finance and develop mineral properties in Canada and internationally. Mr. Page worked at Queenston Mining Inc. in various capacities, including President and Chief Executive Officer, from 1990 to its sale to Osisko Mining Corporation in 2012. Mr. Page also serves on the board of directors of Unigold Inc. Mr. Page holds a Bachelor of Science degree in Geological Science from Brock University and a Master of Science degree in Earth Science from the University of Waterloo. He is the Lead Director of Osisko Development. He is a Professional Geologist registered in the province of Ontario and Saskatchewan and is also a Fellow of the Geological Association of Canada.

Frédéric Ruel, CPA, CA, Chief Financial Officer and Vice President, Finance

Mr. Frédéric Ruel was nominated as Chief Financial Officer and Vice President, Finance of Osisko in February 2020. Mr. Frédéric Ruel has previously served as Vice President, Corporate Controller of Osisko from 2016 to February 2020. Frédéric Ruel has over 15 years of experience in financial reporting and has been involved in the mining industry for over 12 years. Prior to joining Osisko, he held the position of Director, Corporate Reporting for Canadian Malartic GP, Osisko Mining Corporation and Consolidated Thompson Iron Mines. Mr. Ruel was Vice President, Corporate Controller of Falco from November 2016 to July 2017 and Chief Financial Officer of NioGold Mining Corp. from March 2015 to March 2016. Mr. Ruel began his career as an auditor in a premier Canadian accounting firm where he worked for seven (7) years. Mr. Ruel is a member of the Ordre des comptables professionnels agréés du Québec and holds a Master in Accounting from Sherbrooke University.

Sandeep Singh, B. Eng., MBA, President and Chief Executive Officer and Director

Mr. Sandeep Singh joined Osisko as President in December 2019. For the fifteen years prior, Mr. Singh was an investment banker in the metals and mining industry where he advised numerous mining companies on growth and financing strategies with Maxit Capital LP (2014-2019), Dundee Securities Ltd. (2010-2014) and BMO Capital Markets (2005-2010). As co-founder of Maxit Capital LP, he was instrumental in building an independent and highly successful advisory firm which acted on some of the most complex and value-enhancing transactions in the mining sector. Mr. Singh holds a Bachelor of Mechanical Engineering degree from Concordia University and a Masters of Business Administration degree from Oxford University.

Heather Taylor, BA, Vice President, Investor Relations

Ms. Heather Taylor joined as Vice President, Investor Relations of Osisko in January 2021. She has more than 15 years of capital markets experience specializing in the global metals and mining industry. Ms Taylor most recently served as Head of Business Development at Nexa Resources SA overseeing and executing the company's M&A strategy and prior to that managed investor relations at Nevsun Resources Ltd, which was acquired by Zijin Mining for $1.9 billion after a lengthy hostile defence process. In addition to her roles at Nexa and Nevsun, she brings with her a broad range of experience from positions in institutional equity research, trading, sales and corporate development. Ms. Taylor holds a Bachelor of Arts - Psychology from the University of Western Ontario.

The directors of Osisko will be elected annually at each annual general meeting of the Osisko Shareholders and will hold office until the next annual general meeting unless a director's office is earlier vacated in accordance with the articles of Osisko or until his or her successor is duly appointed or elected.

As at the date of this Annual Information Form, all of the directors and officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over 954,371 Osisko Shares, representing approximately 0.6% of the issued and outstanding Osisko Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

As at the date of this Annual Information Form, no current director or executive officer of Osisko is, or within the ten years prior to the date of this Annual Information Form has been, a director, chief executive officer or chief financial officer of any company (including Osisko), that:

(a) was subject to a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an "Order") while that person was acting in that capacity; or

(b) was subject to an Order that was issued after the current director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcy

To the knowledge of Osisko, as at the date of this Annual Information Form, no current director, executive officer, or shareholder holding a sufficient number of securities of Osisko to affect materially the control of Osisko is, or within the ten years prior to the date of this Annual Information Form has:

(a) other than Mr. William Murray John, who was a director of insolvent African Minerals Limited, a company who appointed Deloitte LLP as its administrator by order of the High Court of Justice, Chancery Division, Companies Court on March 26, 2015, been a director or executive officer of any company (including Osisko) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold the assets of the current or proposed director, executive officer or shareholder.

Penalties and Sanctions

To the knowledge of Osisko, as at the date of this Annual Information Form, no current director, executive officer, or shareholder holding a sufficient number of securities of Osisko to affect materially the control of Osisko has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain of the directors and officers of Osisko will not be devoting all of their time to the affairs of Osisko. Certain of the directors and officers of Osisko are directors and officers of other companies, some of which are in the same business as Osisko. See "Risk Factors".

The directors and officers of Osisko are required by law to act in the best interests of Osisko. They have the same obligations to the other companies in respect of which they act as directors and officers. Any decision made by any of such officers or directors involving Osisko will be made in accordance with their duties and obligations under the applicable laws of Canada.

As part of its business model and in connection with its investments made in various other companies, either by acquiring equity interests, purchasing royalties, streams or other interests or options thereon or otherwise, Osisko generally expects from its directors and officers to be actively involved within such investee companies, which may include occupying seats on their board of directors. Osisko acknowledges that a director or an officer serving on too many public boards of directors might be "overboarded". Consequently, all directors and officers of Osisko must submit to the Governance and Nomination Committee any offer to join an outside board of directors in order to ensure that any additional directorship would not impair the ability to adequately fulfill the responsibilities assigned to the directors and officers of the Corporation.

As a general guideline, the Governance and Nomination Committee of Osisko will consider that a director or officer of Osisko should be regarded as "overboarded" if he or she:

(a) has attended fewer than 75% of Osisko's board and committee meetings held within the past year without a valid reason for the absences;

and

(b)

(i) is the President or Chief Executive Officer of Osisko, he or she sits on more than two (2) "outside public company board", in addition to Osisko; or

(ii) if not the President or Chief Executive Officer of Osisko, sits on more than five (5) public company boards, in addition to Osisko.

In determining what is an "outside public company board", the Governance and Nomination Committee specifically excludes investee companies for the reason that becoming a director of such companies is crucial in order to oversee and supervise Osisko's investment in such investee companies. This representation allows Osisko to protect its shareholders' interests.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

During the fiscal year ended December 31, 2020 and as of the date hereof, there have been and are no material legal proceedings outstanding, threatened or pending, by or against Osisko or to which Osisko is a party or to which any of Osisko's property is subject, nor to Osisko's knowledge are any such legal proceedings contemplated, and which could become material to Osisko.

Regulatory Actions

During the fiscal year ended December 31, 2020 and as of the date hereof, there have been no penalties or sanctions imposed against Osisko (a) by a court relating to securities legislation or by a securities regulatory authority or (b) by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision in Osisko. Osisko has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the fiscal year ended December 31, 2020 and as of the date hereof.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Within the three (3) most recently completed financial years or during the current financial year, no director or executive officer of Osisko, or shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Osisko Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect Osisko except for Orion as a result of the Orion Share Repurchase.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Osisko Shares is AST Trust Company (Canada), which is located at 2001 Robert-Bourassa, Suite 1600, Montreal, Québec, Canada H3A 2A6.

MATERIAL CONTRACTS

The following are the material contracts entered into by Osisko or its subsidiaries and that are currently in effect:

(a) the Canadian Malartic Royalty Agreement;

(b) a debenture indenture dated November 3, 2017 between Osisko and AST Trust Company (Canada), as debenture trustee, pursuant to which the Debentures were created and issued and by which they are governed; and

(c) the Credit Facility.

INTERESTS OF EXPERTS

Mr. Guy Desharnais, Ph.D., P.Geo, is named in this Annual Information Form as having reviewed and approved certain scientific and technical information as set out in this Annual Information Form.

As of the date of this Annual Information Form, Mr. Guy Desharnais, Ph.D., P. Geo, beneficially owned, directly or indirectly, less than 1% of Osisko's outstanding securities including the securities of Osisko's associate or affiliate entities.

PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, the independent auditor of Osisko, has advised that it is independent with respect to Osisko within the meaning of the Code of ethics of chartered professional accountants (Québec) and has complied with the SEC's rules on auditor independence and Rule 3520 Auditor Independence of the Public Company Accounting Oversight Board.

Other than as described above, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies is, or is expected to be elected, appointed or employed as, a director, officer or employee of Osisko or of any associate or affiliate of Osisko.

ADDITIONAL INFORMATION

Additional information relating to Osisko, which is not and shall not be deemed to be incorporated by reference in this Annual Information Form, is available electronically on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on its website at www.osiskogr.com.

Additional information, which is not and shall not be deemed to be incorporated by reference in this Annual Information Form, including directors' and officers' remuneration and indebtedness, principal holders of Osisko's securities and securities authorized for issuance under equity compensation plans, is contained in Osisko's management information circular for its annual meeting of shareholders held on June 22, 2020. For information relating to corporate governance related matters, please see "Statement of Corporate Governance Practices" in such circular.

Additional financial information, which is not and shall not be deemed to be incorporated by reference in this Annual Information Form, is provided in Osisko's financial statements and management discussion and analysis for its most recently completed financial year.

AUDIT AND RISK COMMITTEE

Description of the Audit and Risk Committee

The Osisko Audit and Risk Committee assists the Osisko Board in fulfilling its oversight responsibilities with respect to the following: (a) in its oversight of Osisko's accounting and financial reporting principles and policies and internal audit controls and procedures; (b) in its oversight of the integrity and transparency of Osisko's financial statements and the independent audit thereof; (c) in selecting, evaluating and, where deemed appropriate, replacing the external auditor; (d) in evaluating the qualification, independence and performance of the external auditor; (e) in its oversight of Osisko's risk identification, assessment and management program; and (f) in Osisko's compliance with legal and regulatory requirements in respect of the above. The Osisko Board has adopted the Osisko Audit and Risk Committee Charter, a copy of which is attached as Schedule "A", mandating the role of the Osisko Audit and Risk Committee in supporting the Osisko Board in meeting its responsibilities to Osisko Shareholders.

Audit and Risk Committee Members

As of the date of this Annual Information Form, the Osisko Audit and Risk Committee is comprised of four (4) members, all of whom are independent directors of Osisko, namely: Ms. Joanne Ferstman (Chair), Mr. Pierre Labbé, Mr. Charles E. Page and Mr. William Murray John. Ms. Ferstman (Chair) is an "audit committee financial expert" (as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F under the U.S. Exchange Act).

Relevant Education and Experience

Joanne Ferstman

Ms. Ferstman (Chair) is a corporate director, sitting on a number of public company boards. From 2013 to 2014, Ms. Ferstman was a Director of Osisko Mining Corporation. Since November 2020, she is a director of Osisko Development. Ms. Ferstman was until June 2012 the President and Chief Executive Officer of Dundee Capital Markets Inc., a full service investment dealer with principal businesses that include investment banking, institutional sales and trading and private client financial advisory. Prior to taking this position on January 31, 2011, Ms. Ferstman was Vice-Chair and Head of Capital Markets of DundeeWealth Inc., a diversified wealth management public company that managed and advised over $75 billion of assets under management and administration, including the Dynamic Funds family, at the time it was sold to the Bank of Nova Scotia in early 2011. Prior to 2009, Ms. Ferstman was Executive Vice President and Chief Financial Officer of DundeeWealth Inc. and Executive Vice President, Chief Financial Officer and Corporate Secretary of Dundee Corporation. In these senior financial roles, Ms. Ferstman was intimately involved in all corporate strategy, including acquisitions and financings, and had responsibility for all public financial reporting. Additionally, Ms. Ferstman was regularly Dundee's nominee on investee company boards and audit committees in both the resources and real estate sectors.

Over 18 years, Ms. Ferstman has held a variety of executive positions with the Dundee group of companies until her retirement in June 2012. Prior to joining the Dundee group of companies, Ms. Ferstman spent five years at a major international accounting firm. She served on the board of directors of Aimia Inc. from June 2008 to June 2017. Ms. Ferstman currently serves as Chair of the board of Dream Unlimited Corp, including serving as Chair of the Audit Committee, member of the Organization & Design Committee and member of the Leaders & Mentors Committee. She also serves as a director of Cogeco Communications Inc., including serving as Chair of the Audit Committee and a member of the Strategic Opportunities Committee. In August 2018 she was appointed to the board of the directors of ATS Automation Tooling Systems Inc. and currently serves as Chair of its Audit Committee and serves as a member of the Governance Committee. Ms. Ferstman holds a Bachelor of Commerce and a Graduate degree in Public Accountancy from McGill University and is a Chartered Professional Accountant.

Ms. Ferstman is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110 and under the U.S. Exchange Act and NYSE rules.

Pierre Labbé

Mr. Pierre Labbé is Chief Financial Officer of IMV Inc. and was Vice President and Chief Financial Officer of Leddartech Inc. from April 2015 to March 2017. He has more than 25 years of progressive financial leadership roles in various industries. He was Vice President and Chief Financial Officer of the Québec Port Authority (October 2013 to April 2015), and has experience in the resource sector, having served as Chief Financial Officer of Plexmar Resources (May 2007 to November 2012), Sequoia Minerals (December 2003 to June 2004), and Mazarin Inc. (December 2002 to December 2003). Mr. Labbé, in his role as senior financial officer, has participated in the development of strategic plans and in mergers and acquisitions (over $1 billion in transactions). Mr. Labbé holds a Bachelor's Degree in Business Administration and a license in accounting from Université Laval, Québec City. He is a member of Ordre des comptables professionnels agréés du Québec, the Chartered Professional Accountants of Canada and the Institute of Corporate Directors.

Mr. Labbé is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110 and under the U.S. Exchange Act and NYSE rules.

Charles E. Page

Mr. Charles E. Page is a Professional Geologist and has more than 40 years of experience in the mineral industry. Since November 2002, he is a director of Osisko Development. During his career, Mr. Page has held progressive leadership roles in developing strategies to explore, finance and develop mineral properties in Canada and internationally. Mr. Page worked at Queenston Mining Inc. in various capacities, including President and Chief Executive Officer, from 1990 to its sale to Osisko Mining Corporation in 2012. Mr. Page also serves on the board of directors of Unigold Inc. Mr. Page holds a Bachelor of Science degree in Geological Science from Brock University and a Master of Science degree in Earth Science from the University of Waterloo. He is a Professional Geologist registered in the province of Ontario and Saskatchewan and is also a Fellow of the Geological Association of Canada.

Mr. Page is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110 and under the U.S. Exchange Act and NYSE rules.

William Murray John

Mr. William Murray John currently serves as Chair of the Board of Discovery Metals Corp. and Lead Director of O3 Mining Inc. Prior to his retirement in December 2014, he was the President and CEO of Dundee Resources Limited, and Managing Director and a Portfolio Manager with Goodman & Company, Investment Counsel Inc., where he was responsible for managing Private Equity resource and precious metals focused mutual funds and flow-through limited partnerships. He was also the former President and CEO of Corona Gold Corporation and Ryan Gold Corporation up to 2015. He is also a former director of several other public companies including Breakwater Resources Ltd., Dundee Precious Metals Inc. and Osisko Mining. Mr. John has been involved with the resource investment industry since 1992 and has worked as an investment banker, buy-side mining analyst, sell-side mining analyst, and portfolio manager. He graduated from the Camborne School of Mines in 1980 with a B.Sc. (Hons) in mining engineering and an Associateship of the Camborne School of Mines. He also received a Master of Business Administration from the University of Toronto in 1993.

Mr. John is considered to be independent of Osisko and is financially literate, within the meaning of NI 52 110 and under the U.S. Exchange Act and NYSE rules.

External Auditor Service Fees

The fees billed to Osisko by its independent auditor, PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, for the fiscal years ended December 31, 2020 and December 31, 2019, by category, are as follows:

Year	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees
December 31, 2020	$1,265,182	$119,438	$164,844	$ -
December 31, 2019	$945,038	$ -	$155,637	$ -

NOTES:

(1) Audit fees were higher in 2020 primarily due to the services rendered in relation to the Filing Statement of Barolo Ventures Corp. dated as of November 20, 2020 in respect of the reverse takeover transaction involving Osisko. The audit fees also include services rendered in connection with the audit of the Corporation's annual consolidated financial statements and annual audit fees for two separate audit opinions of two subsidiaries of the Corporation. In 2019, the audit fees included services rendered in relation to the Short-Form Prospectus dated June 25, 2019 and July 5, 2019 and the Management Information Circular of Barkerville dated October 15, 2019, as well as audit fees in connection with the audit of the Corporation's annual consolidated financial statements and annual audit fees for a separate audit opinion of a subsidiary of the Corporation (an amount of $136,652 was reimbursed in 2019 by Betelgeuse LLC to the Corporation in relation to the Short-Form Prospectus dated June 25, 2019 and July 5, 2019 (secondary offering)).

(2) The audit-related fees are related to translation services for financial statements and management's discussion and analysis reports.

(3) Tax fees are related to tax compliance, tax planning and tax advice services for the preparation of corporate tax returns and for proposed transactions.

SCHEDULE A
AUDIT AND RISK COMMITTEE CHARTER

I. PURPOSES OF THE AUDIT AND RISK COMMITTEE

The purposes of the Audit and Risk Committee are to assist the Board of Directors:

1. in its oversight of the Corporation's accounting and financial reporting principles and policies and internal audit controls and procedures;

2. in its oversight of the integrity, transparency and quality of the Corporation's financial statements and the independent audit thereof;

3. in selecting, evaluating and, where deemed appropriate, replacing the external auditors;

4. in evaluating the qualification, independence and performance of the external auditors;

5.  in its oversight of the Corporation's risk identification, assessment and management program; and

6. in the Corporation's compliance with legal and regulatory requirements in respect of the above.

The function of the Audit and Risk Committee is to provide independent and objective oversight. The Corporation's management team is responsible for the preparation, presentation and integrity of the Corporation's financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation's annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit and Risk Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit and Risk Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit and Risk Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit and Risk Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by management as to non-audit services provided by the auditors to the Corporation.

The external auditors are ultimately accountable to the Board of Directors and the Audit and Risk Committee as representatives of shareholders. The Audit and Risk Committee is directly responsible (subject to the Board of Directors' approval) for the appointment, compensation, retention (including termination), scope and oversight of the work of the external auditors engaged by the Corporation (including for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services or other work of the Corporation), and is also directly responsible for the resolution of any disagreements between management and any such firm regarding financial reporting.

The external auditors shall submit, at least annually, to the Corporation and the Audit and Risk Committee:

  as representatives of the shareholders of the Corporation, a formal written statement delineating all relationships between the external auditors and the Corporation ("Statement as to Independence");
  a formal written statement of the fees billed in compliance with the disclosure requirements of Form 52-110F1 of National Instrument 52-110; and
  a report describing: the Corporation's internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the Corporation, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the Corporation, and any steps taken to deal with any such issues.

II. COMPOSITION OF THE AUDIT AND RISK COMMITTEE

The Audit and Risk Committee shall be comprised of three or more independent directors as defined under applicable legislation and stock exchange rules and guidelines and are appointed (and may be replaced) by the Board of Directors on the recommendation of the Governance and Nomination Committee. Determination as to whether a particular director satisfies the requirements for membership on the Audit and Risk Committee shall be made by the Board of Directors.

All members of the Audit and Risk Committee shall be financially literate within the meaning of National Instrument 52-110 - Audit Committees ("NI 52-110") and any other securities legislation and stock exchange rules applicable to the Corporation, and as confirmed by the Board of Directors using its business judgement (including but not limited to be able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements), and at least one member of the Audit and Risk Committee shall have accounting or related financial expertise or sophistication as such qualifications are interpreted by the Board of Directors in light of applicable laws and stock exchange rules, including the requirement to have at least one "audit committee financial expert" as such term is defined pursuant to Form 40-F under the U.S. Securities Exchange Act of 1934, as amended. The later criteria may be satisfied by past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer of an entity with financial oversight responsibilities, as well as other requirements under applicable laws and stock exchange rules.

III. MEMBERSHIP, MEETINGS AND QUORUM

The Audit and Risk Committee shall meet at least four times annually or more frequently if circumstances dictate, to discuss with management the annual audited financial statements and quarterly financial statements, and all other related matters. The Audit and Risk Committee may request any officer or employee of the Corporation or the Corporation's external counsel or external auditors to attend a meeting of the Audit and Risk Committee or to meet with any members of, or consultants to, the Audit and Risk Committee.

Proceedings and meetings of the Audit and Risk Committee are governed by the provisions of By-Laws relating to the regulation of the meetings and proceedings of the Board of Directors as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board of Directors in regards to committee composition and organization.

The quorum at any meeting of the Audit and Risk Committee is a majority of members in office. All members of the Audit and Risk Committee should strive to be at all meetings.

IV. DUTIES AND POWERS OF THE AUDIT AND RISK COMMITTEE

To carry out its purposes, the Audit and Risk Committee shall have unrestricted access to information and shall have the following duties and powers:

1. with respect to the external auditor,

(i) to review and assess, at least annually, the performance of the external auditors, and recommend to the Board of Directors the nomination of the external auditors for appointment by the shareholders, or if required, the revocation of appointment of the external auditors;

(ii) to review and approve the fees charged by the external auditors for audit services;

(iii) to review and pre-approve all services, including non-audit services, to be provided by the Corporation's external auditors to the Corporation or to its subsidiaries, and associated fees and to ensure that such services will not have an impact on the auditor's independence, in accordance with procedures established by the Audit and Risk Committee. The Audit and Risk Committee may delegate such authority to one or more of its members, which member(s) shall report thereon to the Audit and Risk Committee;

(iv) to ensure that the external auditors prepare and deliver annually a Statement as to Independence (it being understood that the external auditors are responsible for the accuracy and completeness of such statement), to discuss with the external auditors any relationships or services disclosed in the Statement as to Independence that may impact the objectivity and independence of the Corporation's external auditors and to recommend that the Board of Directors take appropriate action in response to the Statement as to Independence to satisfy itself of the external auditors' independence; and

(v) to instruct the external auditors that the external auditors are ultimately accountable to the Audit and Risk Committee and the Board of Directors, as representatives of the shareholders;

2. with respect to financial reporting principles and policies and internal controls,

(i) to advise management that they are expected to provide to the Audit and Risk Committee a timely analysis of significant financial reporting issues and practices;

(ii) to ensure that the external auditors prepare and deliver as applicable a detailed report covering 1) critical accounting policies and practices to be used; 2) material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; 3) other material written communications between the external auditors and management such as any management letter or schedule of unadjusted differences; and 4) such other aspects as may be required by the Audit and Risk Committee or legal or regulatory requirements;

(iii) to understand the scope of the annual audit of the design and operation of the Corporation's internal control over financial reporting (based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)) and the related auditor's report;

(iv) to consider, review and discuss any reports or communications (and management's responses thereto) submitted to the Audit and Risk Committee by the external auditors, including reports and communications related to:

• significant finding, deficiencies and recommendations noted following the annual audit of the design and operation of internal controls over financial reporting;

• consideration of fraud in the audit of the financial statement;

• detection of illegal acts;

• the external auditors' responsibilities under generally accepted auditing standards;

• significant accounting policies;

• management judgements and accounting estimates;

• adjustments arising from the audit;

• the responsibility of the external auditors for other information in documents containing audited financial statements;

• disagreements with management;

• consultation by management with other accountants;

• major issues discussed with management prior to retention of the external auditors;

• difficulties encountered with management in performing the audit;

• the external auditors judgements about the quality of the entity's accounting principles; and

• reviews of interim financial information conducted by the external auditors.

(v) to meet with management and external auditors:

• to discuss the scope, planning and staffing of the annual audit and to review and approve the audit plan;

• to discuss the audited financial statements, including the accompanying management's discussion and analysis;

• to discuss the unaudited interim quarterly financial statements, including the accompanying management's discussion and analysis;

• to discuss the appropriateness and quality of the Corporation's accounting principles as applied in its financial reporting;

• to discuss any significant matters arising from any audit or report or communication referred to in item 2 (iii) above, whether raised by management or the external auditors, relating to the Corporation's financial statements;

• to resolve disagreements between management and the external auditors regarding financial reporting;

• to review the form of opinion the external auditors propose to render to the Board of Directors and shareholders;

• to discuss significant changes to the Corporation's auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or management, and the financial impact thereof;

• to review any non-routine correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Corporation's financial statements or accounting policies;

• to review, evaluate and monitor the Corporation's risk management program including the revenue protection program. This function should include:

> risk assessment;

> quantification of exposure;

> risk mitigation measures; and

> risk reporting;

• to review the adequacy of the resources of the finance and accounting group, along with its development and succession plans;

• to monitor and review communications received in accordance with the Corporation's Internal Whistle Blowing Policy;

• following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of the work or access to required information and the cooperation that the independent auditor received during the course of the audit and review;

(vi) to discuss with the Chief Financial Officer any matters related to the financial affairs of the Corporation;

(vii) to discuss with the Corporation's management any significant legal matters that may have a material effect on the financial statements, the Corporation's compliance policies, including material notices to or inquiries received from governmental agencies;

(viii) to periodically review with management the need for an internal audit function; and

(ix) to review, and discuss with the Corporation's President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer the procedure with respect to the certification of the Corporation's financial statements pursuant to National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings and any other applicable law or stock exchange rule.

3. with respect to reporting and recommendations,

(i) to prepare/review any report or other financial disclosures to be included in the Corporation's annual information form and management information circular;

(ii) to review and recommend to the Board of Directors for approval, the interim and audited annual financial statements of the Corporation, management's discussion and analysis of the financial conditions and results of operations (MD&A) and the press releases related to those financial statements;

(iii) to review and recommend to the Board of Directors for approval, the annual report, management's assessment on internal controls and any other like annual disclosure filings to be made by the Corporation under the requirements of securities laws or stock exchange rules applicable to the Corporation;

(iv) to review and reassess the adequacy of the procedures in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure referred to in paragraph 3(ii) above;

(v) to prepare Audit and Risk Committee report(s) as required by applicable regulators;

(vi) to review this Charter at least annually and recommend any changes to the Board of Directors; and

(vii) to report its activities to the Board of Directors on a regular basis and to make such recommendations with respect to the above and other matters as the Audit and Risk Committee may deem necessary or appropriate.

4. to review, discuss with management, and approve all related party transactions;

5. to create an agenda for the ensuing year;

6. to review quarterly expenses of the President and Chief Executive Officer;

7. to establish and reassess the adequacy of the procedures for the receipt, retention and treatment of any complaint received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential anonymous submissions by employees of concerns regarding questionable accounting or auditing matters in accordance with applicable laws and regulations; and

8. to set clear hiring policies regarding partners, employees and former partners and employees of the present and, as the case may be, former external auditor of the Corporation.

V. RESOURCES AND AUTHORITY OF THE AUDIT AND RISK COMMITTEE

The Audit and Risk Committee shall have the resources and authority appropriate to discharge its responsibilities, as it shall determine, including the authority to engage external auditors for special audits, reviews and other procedures and to retain special counsel and other experts or consultants. The Audit and Risk Committee shall have the sole authority (subject to the Board of Directors' approval) to determine the terms of engagement and the extent of funding necessary (and to be provided by the Corporation) for payment of (a) compensation to the Corporation's external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, (b) any compensation to any advisors retained to advise the Audit and Risk Committee and (c) ordinary administrative expenses of the Audit and Risk Committee that are necessary or appropriate in carrying out its duties.

VI. ANNUAL EVALUATION

At least annually, the Audit and Risk Committee shall, in a manner it determines to be appropriate:

  perform a review and evaluation of the performance of the Audit and Risk Committee and its members, including the compliance with this Charter; and
  Review and assess the adequacy of its Charter and recommend to the Board of Directors any improvements to this Charter that the Committee determines to be appropriate.

This Charter was approved and ratified by the Board of Directors on April 30, 2014.

This Charter was last reviewed and amended on November 9, 2020.

SCHEDULE B - TECHNICAL INFORMATION UNDERLYING THE CANADIAN MALARTIC PROPERTY

Most Recent Technical Report

The most recent technical report filed by Agnico and Yamana in accordance with NI 43-101 is entitled "NI-43-101 Technical Report, Canadian Malartic Mine, Québec, Canada" with an effective date of December 31, 2020 and a signature date of March 25, 2021 (the "Canadian Malartic Report"). The Canadian Malartic Report was prepared by Pascal Lehouiller, P.Geo., Sylvie Lampron, P.Eng., Guy Gagnon, P.Eng., Nicole Houle, P.Geo and François Bouchard, P.Geo. Reference should be made to the full text of the Canadian Malartic Report.

Canadian Malartic GP prepared the Canadian Malartic Report to present and support the results of an updated mineral resource and mineral reserve estimates, summarize the current open pit mining operation and disclose the results of a PEA for the underground Odyssey project on the Canadian Malartic property. Canadian Malartic GP is controlled equally by Yamana and Agnico.

Following the completion of an internal technical study (the "Odyssey Study''), in February 2021 Canadian Malartic GP approved the construction of a new underground mining complex at the Odyssey project. The Odyssey project is adjacent to the Canadian Malartic mine and hosts three main underground-mineralized zones, which are East Gouldie, East Malartic and Odyssey (which is sub-divided into the Odyssey North, Odyssey South and Odyssey Internal zones).

Information Contained in this Section

The technical information, tables and figures that follow have been derived from the Canadian Malartic Report and various news releases publicly filed by Agnico and/or Yamana which may all be consulted under Agnico's and/or Yamana's issuer profiles on SEDAR at www.sedar.com and none of which is nor shall be deemed to be incorporated by reference in this Annual Information Form.

The technical information contained in this section has been reviewed and approved by Mr. Guy Desharnais, Ph.D., P.Geo, who is a "qualified person" for the purpose of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein.

Except where otherwise stated, the disclosure in this section relating to operations is based on information publicly disclosed by Agnico and/or Yamana and information/data available in the public domain as at March 26, 2021 (except where stated otherwise), and none of this information has been independently verified by Osisko. Osisko considers that Agnico and Yamana have publicly disclosed all scientific and technical information that is material to Osisko.

As a holder of royalties, streams or other interests, Osisko has limited access to properties included in its asset portfolio. Additionally, Osisko may from time to time receive operating information which it is not permitted to disclose to the public. Osisko is dependent on the operators of the properties and their qualified persons to provide information to Osisko or on publicly available information to prepare required disclosure pertaining to properties and operations on the properties on which Osisko holds interests and generally has limited or no ability to independently verify such information. Although Osisko does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Osisko's interest. Osisko's interests often cover less than 100%, and sometimes only a portion of, the publicly reported mineral reserves, mineral resources and production of the property. Osisko shall not be held liable for any eventual misrepresentations in any scientific or technical information excerpted from any technical information publicly filed by Agnico and/or Yamana.

Project Description, Location and Access

The Canadian Malartic mine is located within the town of Malartic, Quebec, approximately 25 kilometres west of the City of Val-d'Or and 80 kilometres east of City of Rouyn-Noranda. It straddles the townships of Fournière, Malartic and Surimau. At December 31, 2020, the Canadian Malartic mine was estimated to have proven and probable mineral reserves containing approximately 4.42 million ounces of gold comprised of 122.9 million tonnes of ore grading 1.12 grams per tonne.

The Canadian Malartic mine operates under mining leases obtained from the Ministry of Energy and Natural Resources (Quebec) and under certificates of approval granted by the Ministry of Environment and the Fight Against Climate Change (Quebec). The Canadian Malartic property is comprised of the East Amphi property, the CHL Malartic prospect, the Canadian Malartic mine, and the Fournière, Midway, Piche Harvey and Rand properties. The Odyssey project is located east of the Canadian Malartic mine and extends into the CHL Malartic prospect. The Canadian Malartic property consists of a contiguous block comprising one mining concession, five mining leases and 293 mining claims. Expiration dates for the mining leases on the Canadian Malartic property vary between November 24, 2029 and July 27, 2037, and each lease is automatically renewable for three further ten year terms upon payment of a small fee.

The Canadian Malartic mine can be accessed from either Val-d'Or or Rouyn-Noranda via Quebec provincial highway No. 117. A paved road running north-south from the town of Malartic towards Mourier Lake cuts through the central area of the Canadian Malartic property. The Canadian Malartic property is further accessible via a series of logging roads and trails. The Canadian Malartic mine is serviced by a rail-line which passes through the town of Malartic and the nearest airport is in Val-d'Or.

Following the joint acquisition of Osisko Mining Corporation (now Canadian Malartic Corporation) by Agnico and Yamana, most of the mining claims that make up the Canadian Malartic mine are subject to a 5% net smelter return royalty payable to Osisko. The mining claims comprising the CHL Malartic prospect are subject to 3% net smelter return royalties payable to each of Osisko and Abitibi Royalties Inc. In addition, 172 of the mining claims at the Canadian Malartic property are also subject to other net smelter return royalties that vary between 1% and 2%, payable under varying circumstances. In 2020, Canadian Malartic CP, which is the operator of the Canadian Malartic mine, paid C$82.4 million in the aggregate with respect to these net smelter return royalties.

History

Gold was first discovered in the Malartic area in 1923. Gold production on the Canadian Malartic property began in 1935 and continued uninterrupted until 1965. Following various ownership changes over the ensuing years, Osisko Mining Corporation acquired ownership of the Canadian Malartic property in 2004. Based on a feasibility study completed in December 2008, Osisko Mining Corporation completed construction of a 55,000 tonne per day mill complex, tailings impoundment area, five million cubic metre polishing pond and road network by February 2011, and the mill was commissioned in March 2011. The Canadian Malartic mine achieved commercial production on May 19, 2011.

Mining and Milling Facilities

Surface Plan of the Canadian Malartic Mine (as at December 31, 2020)

Source: Agnico's Annual Information Form, March 26, 2021

The Canadian Malartic mine is a large open pit operation comprised of the Canadian Malartic and Barnat pits. In 2020, commercial production was achieved at the Barnat pit and activities will continue in 2021 with overburden stripping, topographic drilling, and ore and waste extraction.

In 2020, Canadian Malartic GP completed the Highway 117 deviation project. In 2021, Canadian Malartic GP expects no further development of infrastructure to be undertaken for the Canadian Malartic mine and mill facilities, other than the mining construction work in the Barnat pit and the optimization of tailings storage facilities.

The Odyssey project exploration ramp portal was completed during the fourth quarter of 2020. In December 2020, ramp development was started on the Odyssey project in order to facilitate underground conversion drilling in 2021 and provide access to the Odyssey and East Malartic deposits. At year-end 2020, the ramp had progressed 102 metres, and an additional 1,500 metres of ramp development is planned in 2021.

Mining Methods

Mining at the Canadian Malartic mine is by open pit method with excavators and trucks, using large scale equipment. The primary loading tools are hydraulic excavators, with wheel loaders used as a secondary loading tool. The current mine production schedule was developed to feed the mill at a nominal rate of 57,000 tonnes per day. The continuity and consistency of the mineralization, coupled with tight definition drilling, that has been confirmed by many years of mining operations, demonstrate the amenability of the mineral reserves and mineral resources to the selected mining method.

The throughput at the Canadian Malartic mine in 2020 averaged 56,832 tonnes per day, compared with 57,669 tonnes per day in 2019. The decreased throughput in 2020 was largely due to the COVID-19 pandemic restrictions imposed by the government in March that forced the Canadian Malartic mine to reduce operations to care and maintenance.

Mining at the Odyssey project will be done by underground methods. The conceptual mine design at the Odyssey project includes a 1,800 metre deep production-services shaft with an expected capacity of approximately 20,000 tonnes per day. The preliminary mining concept is based on a sublevel open stoping mining method with paste backfill. Longitudinal retreat and transverse primary-secondary mining methods will also be used dependent on mineralization geometry and stope design criteria. The project is expected to use a combination of conventional and automated equipment, similar to what is currently used at the LaRonde Complex. Production using the ramp is expected to begin at Odyssey South in late 2023, increasing up to 3,500 tonnes per day in 2024. Collaring of the shaft and installation of the headframe is expected to commence in the second quarter of 2021, with shaft sinking activities expected to begin in late 2022. The shaft will have an estimated depth of 1,800 metres and the first loading station is expected to be commissioned in 2027 with modest production from East Gouldie. The East Malartic shallow area and Odyssey North are scheduled to enter into production in 2029 and 2030 respectively.

Surface Facilities

Surface facilities at the Canadian Malartic mine include the administration/warehouse building, the mine office/truck shop building, the processing plant and the crushing plant. The processing plant has a nominal capacity of 55,000 tonnes of ore per day.

Ore is processed through conventional cyanidation. Ore blasted from the pit is first crushed by a gyratory crusher followed by secondary crushing prior to grinding. Ground ore feeds successively into leach and CIP circuits. A Zadra elution circuit is used to extract the gold from the loaded carbon. Pregnant solution is processed using electrowinning and the resulting precipitate is smelted into gold/silver dore bars. Mill tails are thickened and detoxified using a Caro acid process, reducing cyanide levels below 20 parts per million. Detoxified slurry is subsequently pumped to a conventional tailings facility.

The Odyssey project will use the existing surface infrastructure at the Canadian Malartic site, including the tailing storage facilities, the processing plant and the maintenance facilities.

Production and Mineral Recoveries

During 2020, the Canadian Malartic mine's payable production was 568,635 ounces of gold and 695,195 ounces of silver from 20.8 million tonnes of ore grading 0.97 grams of gold per tonne and 1.43 grams of silver per tonne (including 37,860 ounces of pre-commercial gold production at the Barnat pit). The production costs per ounce of gold produced at Canadian Malartic in 2020 were $736. The total cash costs per ounce of gold produced at Canadian Malartic in 2020 were $723 on a by-product basis and $750 on a co-product basis. The Canadian Malartic processing facility averaged 56,832 tonnes per day and operated approximately 89.4% of available time. Gold and silver recovery averaged 87.4% and 72.6%, respectively. The production costs per tonne at Canadian Malartic and the minesite costs per tonne were both C$27 in 2020.

The following table sets out the metal recoveries at the Canadian Malartic mine in 2020.

	Head Grade	Overall Metal Recovery	Payable Production
Gold	0.97 g/t	87.4%	568,635 oz
Silver	1.43 g/t	72.6%	695,196 oz

Annual production at the Canadian Malartic mine in 2021 is expected to consist of approximately 700,000 ounces of gold and 720,000 ounces of silver from 20.6 million tonnes of ore grading 1.18 grams of gold per tonne and 1.43 grams of silver per tonne. The total cash costs per ounce in 2021 are expected to be approximately $616 per ounce on a by-product basis, with estimated gold recovery of 89.6% and silver recovery of 75.0%. Minesite costs per tonne of approximately C$28.20 are expected in 2021.

Environmental, Permitting and Social Matters

In 2015, Canadian Malartic GP developed and implemented an action plan to mitigate noise, vibrations, atmospheric emissions and ancillary issues related to the Canadian Malartic mine. Mitigation measures were put in place to improve the process and avoid environmental non-compliance events. As a result, over time, Canadian Malartic GP has improved its environmental performance. With respect to activities in 2020, Canadian Malartic GP received two non-compliance notices for NOx emissions. The mine's team of on-site environmental experts continues to monitor regulatory compliance in terms of approvals, permits and observance of directives and requirements and continues to implement improvement measures.

Since the spring of 2015, Canadian Malartic GP has been working collaboratively with the community of Malartic and its citizens, including the development of a ''Good Neighbour Guide''. Implementation of the Good Neighbour Guide, which includes compensation and home-acquisition programs, began on September 1, 2016. Over 90% of the residents of Malartic have agreed to participate in the compensation program. Compensation offered to eligible residents of Malartic in 2020 will be paid in the first quarter of 2021. Under the home-acquisition program, 57 residences have been acquired to date in the southern sector of Malartic, of which 45 have subsequently been sold under Canadian Malartic GP's resale program that was implemented in April 2018.

As part of ongoing stakeholder engagement, an agreement with four First Nations groups was entered into in 2020. As with the Good Neighbour Guide and other community relations efforts at Canadian Malartic, Canadian Malartic GP is working collaboratively with stakeholders to establish cooperative relationships that support the long-term potential of the mine.

The waste rock pile was originally designed to accommodate approximately 326 million tonnes of waste rock requiring a total storage capacity of approximately 161 million cubic metres. The design of the waste rock pile has been modified to accommodate the Canadian Malartic pit extension and now includes storage capacity for approximately 740 million tonnes.

The expansion of the open pit, with production from the Canadian Malartic pit extension, is expected to increase the total amount of tailings to approximately 300 million tonnes over the life of mine. The total capacity of the current tailings management facility is estimated to be 230 million tonnes, including a tailings cell authorized by the Ministry of Environment and the Fight Against Climate Change (Quebec) in September 2017. Construction of this cell started in 2017 and operations began in 2018. Canadian Malartic GP also plans to store additional tailings in the Canadian Malartic pit at the end of its operations. According to the mine plan, between 70 and 80 million tonnes of tailings could be deposited in the Canadian Malartic pit once mining in the pit is completed.

All permits related to mining the Canadian Malartic pit extension have been received. As part of the permitting process for in-pit tailings deposition, Canadian Malartic GP has committed to completing a hydrogeological study to demonstrate that the Canadian Malartic pit would provide a hydraulic trap and contain the tailings with minimal environmental risk. Golder Associates Ltd. is preparing this study.

Permits for Odyssey North and South were granted in 2020 to allow the first phase of the Odyssey project to begin. At this time, the Certificate of Authorization (''CofA'') for the shaft has not yet been obtained and the CofA for the waste rock management facility requires modification. A request for a decree amendment, including permits to develop the East Gouldie and East Malartic zones has been submitted. Canadian Malartic GP has received confirmation that mining the additional zones at the project does not trigger additional Federal permitting requirements.

An annual hydrological site balance is maintained to provide a yearly estimate of water volumes that must be managed in the different structures of the water management system of the Canadian Malartic mine during an average climatic year (in terms of precipitation). Results of this hydrological balance indicate that excess water from the southeast pond may have to be released into the environment. If excess water does need to be treated, a water treatment plant is in place to treat the water that will be released into the environment so that it meets water quality requirements. In addition to ensuring effluent compliance, this water treatment plant reduces the risks associated with surface water management and adds flexibility to the water usage system.

Reclamation and closure costs have been estimated for rehabilitating the tailings facility and waste dump, revegetating the surrounding area, dismantling the plant and associated infrastructure and performing environmental inspection and monitoring for a period of ten years. In accordance with applicable regulations, financial guarantees have been provided for these estimated reclamation and closure costs. Reclamation plans were updated in 2020, and an updated closure plan was submitted in accordance with regulatory requirements.

Development

Development activities at the Canadian Malartic mine in 2020 were focused on the Odyssey project. The main work in 2020 consisted of site preparation, construction of the portal and the ramp contractor's garage, delivery of the project building and installation of the potable water and wastewater system. Development activities in 2021 are expected to include construction of the headframe and engineering and procurement of the 120kV line and transformers, as well as delivery of the surface maintenance shop, the compressor building, the enlargement of Highway 117 and the permanent access to the Odyssey site. At year-end 2020, the ramp had progressed by 102 metres and an additional 1,500 metres of ramp development is planned for 2021. Installation of a fresh air raise with heater and a main fan are also expected be completed in 2021.

Geology, Mineralization, Exploration and Drilling Geology

The Canadian Malartic property straddles the southern margin of the eastern portion of the Abitibi Subprovince, an Archean greenstone belt situated in the southeastern part of the Superior Province of the Canadian Shield. The Abitibi Subprovince is limited to the north by gneisses and plutons of the Opatica Subprovince, and to the south by metasediments and intrusive rocks of the Pontiac Subprovince. The contact between the Pontiac Subprovince and the rocks of the Abitibi greenstone belt is characterized by a major fault corridor, the east-west trending Larder Lake-Cadillac Fault Zone. This structure runs from Larder Lake, Ontario through Rouyn-Noranda, Cadillac, Malartic, Val-d'Or and Louvicourt, Québec, at which point it is truncated by the Grenville Front.

The regional stratigraphy of the southeastern Abitibi area is divided into groups of alternating volcanic and sedimentary rocks, generally oriented at N280-N330 and separated by fault zones. The main lithostratigraphic divisions in this region are, from south to north, the Pontiac Group of the Pontiac Subprovince and the Piché, Cadillac, Blake River, Kewagama and Malartic groups of the Abitibi Subprovince. The various lithological groups within the Abitibi Subprovince are metamorphosed to greenschist facies. Metamorphic grade increases toward the southern limit of the Abitibi belt, where rocks of the Piché Group and the northern part of the Pontiac Group have been metamorphosed to upper greenschist facies.

The majority of the Canadian Malartic property is underlain by metasedimentary units of the Pontiac Group, lying immediately south of the LLCFZ. The north-central portion of the property covers an approximately 9.5 kilometre section of the LLCFZ corridor and is underlain by mafic-ultramafic metavolcanic rocks of the Piché Group cut by intermediate porphyritic and mafic intrusions. The Cadillac Group covers the northern part of the property (north of the LLCFZ). It consists of greywacke containing lenses of conglomerate.

Mineralization

Mineralization in the Canadian Malartic deposit occurs as a continuous shell of 1% to 5% disseminated pyrite associated with fine native gold and traces of chalcopyrite, sphalerite and tellurides. It extends on a 2 kilometre strike and a width of 1 kilometre (perpendicular to the strike), and from surface to 400 metres below surface. The gold resource is mostly hosted by altered clastic sedimentary rocks of the Pontiac Group (70%) overlying an epizonal dioritic porphyry intrusion.

Surface drilling by Lac Minerals Ltd. in the 1980s defined several near-surface mineralized zones now included in the Canadian Malartic deposit (the F, P, A, Wolfe and Gilbert zones), all expressions of a larger, continuous mineralized system located at depth around the historical underground workings of the Canadian Malartic and Sladen mines. In addition to these, the Western Porphyry Zone occurs one kilometre northeast of the main Canadian Malartic deposit and the Gouldie mineralized zone occurs approximately 1.2 kilometres southeast of the main Canadian Malartic deposit. Approximately 1.5 kilometres to the east is the Odyssey deposit, with mineralization associated with a fault along both hanging wall and footwall contacts of a 300 metre wide dioritic intrusive.

The South Barnat deposit is located to the north and south of the old South Barnat and East Malartic mine workings, largely along the southern edge of the LLCFZ. The deposit that is originally modelled for surface mining evaluation extends on a 1.7 kilometre strike and a width of 900 metres (perpendicular to the strike), and from surface to 480 metres below surface. The disseminated/stockwork gold mineralization at South Barnat is hosted both in potassic altered, silicified greywackes of the Pontiac Group (south of the fault contact) and in potassic altered porphyry dykes and schistose, carbonatized and biotitic ultramafic volcanic rocks (north of the fault contact).

The East Malartic deposit (as modelled for the underground mining model) has been previously mined by the East Malartic, Barnat and Sladen mines along the contact between the LLCFZ and the Pontiac Group sedimentary rocks. This deposit includes the deeper portion of the South Barnat deposit (below actual pit design). This deposit extends on a 3 kilometre strike and a width of 1.1 kilometres (perpendicular to the strike), and the bottom of the South Barnat actual pit design to 1,800 metres below surface. The geological settings are similar to those found in other areas of the property, corresponding mainly to the depth extension of the geological context presented above for the South Barnat open pit deposit.

The Odyssey deposit is also located at the contact between the LLCFZ and the Pontiac Group sedimentary rocks in the eastern extension of the East Malartic deposit. It extends on a 2 kilometre strike and a width of 500 metres (perpendicular to the strike), and from surface to -1,500 metres below surface. It is characterized by the presence of a massive porphyritic unit. While the whole porphyritic intrusion is anomalous in gold, continuous zones of higher- grade (>1 g/t gold) gold mineralization occur along the south-dipping sheared margins of the intrusion (in contact with the Pontiac Group to the south and the Piché Group to the north). Within the porphyritic unit, gold mineralization is also associated with other geological features, including silica and potassic alteration zones, discrete shear zones, swarms of quartz veins, stockworks and zones with disseminated pyrite (0.7 to 2.0%).

The East Gouldie deposit is located south of the Odyssey deposit and has a strike length of at least 1.2 kilometres and extends from approximately 780 metres below surface to more than 1.9 kilometres depth. It's generally constrained in a west-trending high-strain corridor (40 to 100 metres true width) that dips approximately 60 degrees north. The high strain corridor is defined by a strongly developed foliation that affects Pontiac Group greywacke as well as crosscutting east-southeast-trending intermediate porphyritic dykes and mafic dykes. Evidence for folds in bedding occur in historical surface geology maps and in drill core, but the deposit is tabular and relatively straight. The mineralization is hosted in highly strained intervals of greywacke with 1% to 2% disseminated pyrite and strong silica alteration, and moderate sericite and carbonate alteration. Intermediate porphyritic dykes locally occur in the mineralized zones and are gold-bearing where affected by the high strain and alteration. Minor irregular cm- to dm-scale quartz veins occur, some with visible gold, but the bulk of the gold mineralization is interpreted to be associated with the disseminated style of mineralization.

Several other mineralized zones have been documented within the LLCFZ, namely Buckshot, East Amphi, Western Porphyry and Fourax, all of which are generally spatially associated with stockworks and disseminations within or in the vicinity of dioritic or felsic porphyritic intrusions.

Exploration and Drilling

Diamond drilling is used for exploration on the Canadian Malartic property. In 2020, 123 holes, hole extensions or wedge holes (105,122 metres) were drilled with the aim of increasing inferred mineral resources. Conversion drilling expenditures at the Canadian Malartic mine during 2020 were approximately C$21.8 million. The main focus of the 2020 conversion program was the East Gouldie Zone, located 700 metres south of the Cadillac Larder Lake Deformation Zone. The drilling into East Gouldie covered over 1,400 metres along the strike and tested the down plunge mineralization between 800 metres to 1,900 metres depth. A smaller program tested the depth extension of mineralization below the pit along the Sladen deformation zone.

In 2020, regional exploration on the Canadian Malartic property, other than the pit area, involved 66 holes (25,201 metres) of exploration drilling in the Marianne Zone target (part of the Odyssey project) and on initial exploration of the Rand Malartic property. Regional exploration expenditures at the Canadian Malartic mine during 2020 were approximately C$5 million.

In 2021, Canadian Malartic GP expects to spend $23.8 million for 141,400 metres for mine exploration and conversion drilling. The East Gouldie zone combined with the Odyssey South zone will be the main underground targets for 2021. With respect to regional exploration, Canadian Malartic GP expects to spend $6.2 million for 32,000 metres of exploration drilling focused on the Rand, Malartic, East Amphi and Radium North properties. The Osisko royalty does not cover the Rand Property.

Mineral Reserves and Mineral Resources

The combined amount of gold in proven and probable open pit mineral reserves at the Canadian Malartic property at the end of 2020 was 4.42 million ounces (122.9 million tonnes of ore grading 1.12 g/t gold), which represents a decrease of approximately 350,000 ounces of gold as compared to the end of 2019, after producing 568,634 ounces of gold (650,004 ounces in situ gold mined). The reduction in mineral reserves was principally associated with ore mined during 2020, partially offset by the addition of 300,000 ounces of gold due the optimization of the Barnat pit. Measured and indicated mineral resources at the Canadian Malartic property decreased by 12 million tonnes to 5.4 million tonnes grading 1.21 g/t gold, mainly due to a reporting change for the indicated mineral resources below the pits now primarily reported as underground mining scenarios within a potentially mineable shape. Inferred mineral resources at the Canadian Malartic property increased by 2.6 million tonnes in 2020 to 7.4 million tonnes grading 0.78 g/t gold, mainly due to a new surface mining optimization using a lower cut-off grade for Western Porphyry.

As at December 31, 2020, the East Malartic deposit had underground indicated mineral resources of 11.4 million tonnes grading 2.03 g/t gold and underground inferred mineral resources of 86.8 million tonnes grading 1.91 g/t gold. As of the same date, the Odyssey deposit had underground indicated mineral resources of 2.0 million tonnes grading 1.90 g/t gold and inferred mineral resources of 27.8 million tonnes grading 2.05 g/t gold. As of the same date, the East Gouldie deposit had underground inferred mineral resources of 63 million tonnes grading 3.17 g/t gold.

Odyssey Underground Mine Project Construction

On February 11, 2021, Agnico and Yamana announced that following the completion of an internal technical study in late 2020, Canadian Malartic GP has approved construction of a new underground mining complex at the Odyssey project.

In addition to the open pit at Canadian Malartic, the asset hosts the recently discovered "Odyssey underground" project which is contained within three main underground-mineralized zones: East Gouldie, East Malartic and Odyssey, the latter of which is sub-divided into the Odyssey North, Odyssey South and Odyssey Internal zones.

Osisko holds a 5% NSR royalty on East Gouldie, Odyssey South and the western half of East Malartic and a 3% NSR royalty on Odyssey North and the eastern half of East Malartic, which are located adjacent to the Canadian Malartic mine.

The basis for the mine plan is a potentially mineable resource of 7.29 million ounces (6.18 million tonnes of 2.07 g/t Au indicated resources and 75.9 million tonnes of 2.82 g/t Au inferred resources). The East Gouldie deposit makes up most of this mineral inventory, whose total inferred resources contains 6.42 million ounces (62.9 million tonnes of 3.17 g/t Au). Combined with the East Malartic and Odyssey deposits the total underground inferred resources contains 13.8 million ounces (177.5 million tonnes of 2.42 g/t Au), as well as indicated resources of 0.86 million ounces (13.3 million tonnes of 2.01 g/t Au).

For the purpose of the technical study, mineable stope shapes were generated using a gold price of US$1,250 per ounce, consistent with the price used for estimating Canadian Malartic open pit mineral reserves. The shallow mineralized zones located above 600 metres below surface will be mined using a ramp from surface. The deeper mineralized zones below 600 metres from surface will be mined with a production shaft. In December 2020, ramp development was started on the Odyssey project in order to facilitate underground conversion drilling in 2021 and provide access to the Odyssey and East Malartic deposits.  At year-end 2020, the ramp had progressed 102 metres, and an additional 1,500 metres of ramp development is planned in 2021.

Production via the ramp is expected to begin at Odyssey South in late 2023, increasing up to 3,500 tonnes per day in 2024.  Collaring of the shaft and installation of the headframe is expected to commence in the second quarter of 2021, with shaft sinking activities expected to begin in late 2022. The shaft will have an estimated depth of 1,800 metres, an expected capacity of approximately 20,000 tonnes per day, and the first loading station is expected to be commissioned in 2027 with modest production from East Gouldie. The East Malartic shallow area and Odyssey North are scheduled to enter into production in 2029 and 2030 respectively.

The forecast parameters surrounding the proposed operations at the Odyssey project were based on the CM Report, which is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the forecast production amounts will be realized.

Average annual payable production is approximately 545,400 ounces of gold from 2029 to 2039, with total cash costs per ounce of approximately US$630. Sustaining capital expenditures are expected to gradually decline from 2029 to 2039, with an expected average of approximately US$56 million per year. Using a gold price of US$1,550 per ounce and a C$/US$ foreign exchange rate assumption of 1.30, the Odyssey project has an after-tax internal rate of return of 17.5% and an after-tax net present value (at a 5% discount rate) of US$1.143 billion.  The project has excellent exploration potential and is currently expected to have a mine life of 17 years, including 10 years of payable gold production averaging 545,400 ounces per year (all numbers on a 100% basis) (See Chart 1 below).

At Odyssey, the East Gouldie deposit has the highest tonnage and grade and contains more than 70% of the total ounces produced. The focus of the ongoing diamond drilling campaign from surface is to further define high quality mineral resources by the beginning of 2023 with a drill hole spacing of 75 metres.  Improving the geological confidence of the mineral resources is expected to further de-risk the future production.  With additional exploration, it is believed that additional mineralization will come into the mine plan in the coming years.

Chart 1 - Production profile for the Canadian Malartic mine

Source: Agnico and Yamana news releases, February 11, 2021.

Exploration drilling at East Gouldie in 2020 totaled 97,000 meters and increased the inferred mineral resource of the East Gouldie zone by 134%. The total exploration budget for 2021 has increased to 173,400 meters (US$30 million) focusing on further infill and expansion of East Gouldie and regional targets. East Gouldie alone will benefit from 141,400 metres of drilling which is ~80% of the total that has been drilled on East Gouldie to date.

Capital Expenditures

Capital expenditures at the Canadian Malartic mine during 2020 were approximately $111.6 million, which included sustaining capital expenditures, deferred expenses, capitalized exploration and costs associated with the Barnat pit expansion. Budgeted 2021 capital expenditures at the Canadian Malartic mine are $290.6 million, which includes $123.8 million in capital expenditures expected to be incurred in connection with the Odyssey project.

In 2021, Canadian Malartic GP completed the Odyssey Study. The following table sets out a summary of key estimates and parameters of the Odyssey project. The forecast parameters surrounding the proposed operations at the Odyssey project were based on the Odyssey Study, which is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the forecast production amounts will be realized. The results of the Odyssey Study had no impact on the results of any pre-feasibility or feasibility study in respect of the Odyssey project.

Odyssey Project Summary

(All numbers are approximate and on a 100% basis)

Estimated Total Production	6.93 million gold ounces
	2.32 million silver ounces
Average metallurgical recovery	~95.2% gold
	~80.0% silver
Average Annual gold production	
2023	46,600 oz (825 k. tonnes, 1.84g/t gold and 1.10 g/t silver)
2024 to 2026 (average per year)	81,500 oz (1,344 k. tonnes, 1.98g/t gold and 1.10g/t silver)
2027	256,200 oz (2,810 k. tonnes, 2.98g/t gold and 1.10g/t silver)
2028	384,600 oz (3,333 k. tonnes, 3.79g/t gold and 1.10g/t silver)
2029 to 2039 (average per year)	545,400 oz (6,463 k. tonnes, 2.76g/t gold and 1.10g/t silver)
Minesite costs per tonne	
2023	$93 C$/t
2024 to 2026 (average per year)	$77 C$/t
2027	$79 C$/t
2028	$79 C$/t
2029 to 2039 (average per year)	$61 C$/t
Average total cash costs on a by-product basis (including royalties)	
2023 to 2028	800 /oz
2029 to 2039	630 /oz
Royalty	5.5% NSR
Mine life	17 years
Capital Expenditures	
Initial capital expenditures	$1,144 million (2021 to 2028)
Other growth capital expenditures	$191 million (2021 to 2028)
Gold production 2021 to 2028	932 thousand ounces
Sustaining capital expenditures	$56 million per year (2029 – 2039)
Breakdown of Capital Expenditures by year (2021 – 2028)	
2021	$114 million
2022	$204 million
2023	$137 million
2024 to 2026 (average per year)	$164 million
2027	$209 million
2028	$180 million
Breakdown of Initial Capital Expenditures by category	
Shaft & Surface	$478 million
Mining Equipment	$163 million
U/G Development & Construction	$503 million
Net Present Value	$1,142 million (after tax)
Internal Rate of Return	17.5%
Payback Period	10 years
Economic Assumptions:	
Gold Price	$1,550
Silver Price	$22.00
USD:CAD	1.30
Effective tax rate	38%
Discount rate	5%